As filed with the Securities and Exchange Commission on December19, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CATERPILLAR INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**37-0602744**
(State of Incorporation)	(IRS Employer Identification No.)

100 NE Adams Street
Peoria, Illinois 61629
(309) 675-1000
(Address of Principal Executive Offices)

Caterpillar 401(k) Plan
(Full Title of the Plan)

JAMES B. BUDA
Vice President, Secretary and General Counsel
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310
(309) 675-4429
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock par value $1.00	5,000,000(1)	$77.87(2)	$389,350,000	$31,498.42

(1) Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), the amount being registered also includes an indeterminate number of interests to be offered or sold pursuant to the Caterpillar 401(k) Plan (the "Plan").

(2) Estimated solely for the purposes of calculating the registration fee, computed pursuant to Rules 457(c) and (h) under the Securities Act on the basis of the average of the high and low sales prices of a share of Caterpillar Inc. Common Stock, as reported on the New York Stock Exchange - Composite Transactions System on December 12, 2003. Associated with the Common Stock are preferred stock purchase rights that will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.   Plan Information.*

Item 2.   Registrant Information and Employee Plan Annual Information.*

*As permitted by Rule 428 under the Securities Act, this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I will be delivered to Plan participants as required by Rule 428(b). Such documents are not being filed with the Securities and Exchange Commission (the "Commission") as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424(b) under the Securities Act.

PART II
INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents have been filed by Caterpillar Inc. ("Caterpillar," the "Registrant" or the "Company") with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are hereby incorporated by reference in this Registration Statement:

(a)   Caterpillar's Annual Report on Form 10-K (File No. 1-768) for the fiscal year ended December 31, 2002, originally filed with the Commission on March 31, 2003, and subsequently amended on Form 10-K/A, filed with the Commission on May 29, 2003 and on Form 10-K/A, filed with the Commission on July 17, 2003;

(b)   All other reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act since the fiscal year ended December 31, 2002; and

(c)   The description of Caterpillar's Common Stock contained in Form S-3, filed with the Commission on May 6, 1991 (Registration No. 33-40393), including any amendment or report filed with the Commission for the purpose of updating such description.

(d)   The description of the Company's Preferred Stock Purchase Rights contained in Form S-3 filed on May 6, 1991 (Registration No. 33-40393), including any amendment or report filed with the Commission for the purpose of updating such description.

In addition, all documents subsequently filed by the Company or the Plan with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.   Description of Securities.

Not applicable.

Item 5.   Interests of Named Experts and Counsel.

Not applicable.

Item 6.   Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware authorizes the Company to indemnify its directors and officers under specified circumstances. Article V of the Company's Bylaws provides in effect that the Company shall provide certain indemnification to such persons. Article Ninth of the Company's Restated Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for any breach of fiduciary duty except in certain circumstances. The Company has purchased directors' and officers' liability insurance in the amounts and subject to the conditions set forth in such policies.

Item 7.   Exemption From Registration Claimed.

Not applicable.

Item 8.   Exhibits.

The following is a complete list of exhibits filed as a part of this Registration Statement:

Exhibit No.	Description
4.1	Caterpillar 401(k) Plan
4.2	Amendment to Caterpillar 401(k) Plan
23.1	Consent of PricewaterhouseCoopers LLP

Item 9.   Undertakings

   (a)   The undersigned Registrant hereby undertakes:

       (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i)   to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; or

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that if the information required to be included in a post-effective amendment by paragraphs (1)(i) and (ii) above is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement, paragraphs (1)(i) and (ii) shall not apply.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Caterpillar Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peoria, and the State of Illinois.

CATERPILLAR INC.
(Registrant)

December 10, 2003

By: /s/ James B. Buda
James B. Buda, *Secretary*

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

December 10, 2003	/s/ Glen A. Barton (Glen A. Barton)	Chairman of the Board, Director and Chief Executive Officer
December 10, 2003	/s/ Vito H. Baumgartner (Vito H. Baumgartner)	Group President
December 10, 2003	/s/ Douglas R. Oberhelman (Douglas R. Oberhelman)	Group President
December 10, 2003	/s/ James W. Owens (James W. Owens)	Group President
December 10, 2003	/s/ Gerald L. Shaheen (Gerald L. Shaheen)	Group President

December 10, 2003	/s/ Richard L. Thompson (Richard L. Thompson)	Group President
December 10, 2003	/s/ F. Lynn McPheeters (F. Lynn McPheeters)	Vice President and Chief Financial Officer and on behalf of the Plan
December 10, 2003	/s/ David B. Burritt (David B. Burritt)	Controller and Chief Accounting Officer

Exhibit 4.2

December 10, 2003	/s/ W. Frank Blount	Director
	(W. Frank Blount)	
December 10, 2003	/s/ John R. Brazil	Director
	(John R. Brazil)	
December 10, 2003	/s/ John T. Dillon	Director
	(John T. Dillon)	
December 10, 2003	/s/ Eugene V. Fife	Director
	(Eugene V. Fife)	
December 10, 2003	/s/ Gail D. Fosler	Director
	(Gail D. Fosler)	
December 10, 2003	/s/ Juan Gallardo	Director
	(Juan Gallardo)	
December 10, 2003	/s/ David R. Goode	Director
	(David R. Goode)	
December 10, 2003	/s/ Peter A. Magowan	Director
	(Peter A. Magowan)	
December 10, 2003	/s/ William A. Osborn	Director
	(William A. Osborn)	

Exhibit 4.2

December 10, 2003	/s/ Gordon R. Parker (Gordon R. Parker)	Director
December 10, 2003	/s/ Charles D. Powell (Charles D. Powell)	Director
December 10, 2003	/s/ Edward B. Rust, Jr. (Edward B. Rust, Jr.)	Director
December 10, 2003	/s/ Joshua I. Smith (Joshua I. Smith)	Director

Exhibit 4.2

<u>Exhibit Index</u>

<u>Exhibit No.</u>   <u>Description</u>

4.1   Caterpillar 401(k) Plan

4.2   Amendment to Caterpillar 401(k) Plan

23.1   Consent of PricewaterhouseCoopers LLP

Exhibit 4.1

CATERPILLAR 401(K) PLAN

(Effective January 1, 2003)

Exhibit 4.1

CATERPILLAR 401(K) PLAN

Table of Contents

Exhibit 4.1

Exhibit 4.1

Exhibit 4.1

Exhibit 4.1

ARTICLE I
INTRODUCTION

Section 1.1 The Plan. The following provisions constitute the Caterpillar 401(k) Plan (the "Plan"), for the benefit of the employees of Caterpillar Inc. and the employees of its subsidiaries and affiliates that adopt this Plan.

Section 1.2 Type of Plan. For purposes of §401(a)(27) of the Code, the Plan is designated as a profit-sharing plan that includes a cash or deferred arrangement qualified under §401(k) of the Code and an "employee stock ownership plan" within the meaning of §4975(e)(7) of the Code.

Section 1.3 Plan Objectives. The Plan is maintained by the Sponsor in order to enable eligible employees of the Sponsor and Affiliates that adopt the Plan to save for their retirement on a tax-favored basis, to provide a source of retirement income for such employees, to stimulate interest and initiative and increase efficiency among such employees, and to share with them the economic benefits produced by their efforts.

Section 1.4 Exclusive Benefit. The Plan is for the exclusive benefit of the Participants and their Beneficiaries. No portion of the funds contributed to the Plan shall ever revert to or be applied for the benefit of the Employers, except as specifically permitted herein.

Section 1.5 Funding. In order to fund the benefits provided under the Plan, the Sponsor has established the Trust pursuant to the Trust Agreement. All benefits under the Plan shall be provided exclusively by distributions from the Trust. The Sponsor shall have the authority to replace the Trustee of the Trust at any time, or to establish additional Trusts to fund benefits under the Plan.

Section 1.6 Sponsor and Employers. The sponsor of the Plan is Caterpillar Inc., a Delaware corporation. With the approval of the Sponsor, the Plan may be adopted for the benefit of its Employees by any Affiliate. The Sponsor and Affiliates that adopt the Plan are referred to in the Plan individually, as an "Employer," and collectively, as the "Employers."

Section 1.7 Effective Date. The effective date of the Plan is January 1, 2003.

Section 1.8 Employees' Investment Plan. It is anticipated that as of or shortly following the Effective Date, certain account balances of a number of participants in the Caterpillar Inc. Employees' Investment Plan shall be transferred to the Plan and will be held as a part of this Plan.

Section 1.9 Supplements and Appendices. Supplements and appendices to the Plan may be adopted, attached to and incorporated in the Plan at any time in accordance with the provisions of Section 11.1. The provisions of any such supplements and appendices shall have the same effect that such provisions would have if they were included within the basic text of the Plan. Supplements and appendices shall supersede the other provisions of the Plan to the extent necessary to eliminate inconsistencies between the Plan provisions and the provisions of such supplements and appendices.

Exhibit 4.1

ARTICLE II
DEFINITIONS AND RULES OF INTERPRETATION

Section 2.1 Definitions. As used in this Plan, capitalized terms shall have the meaning set forth below:

Account. All of the separate accounts maintained under the Plan for the benefit of a Participant as provided in Section 7.1. The term "Account" shall not, unless otherwise specifically provided herein, include the Section 415 Suspense Account, if any, established pursuant to Section 6.1. A reference to a Participant's "Accounts" or "Account Balances" shall refer to all of the separate accounts maintained in the Participant's name under the Plan unless the context otherwise requires.

Account Balance. The total amount held for the benefit of a Participant in his Account (or in the specific separate Account referred to), as determined on the coincident or immediately preceding Accounting Date in accordance with the provisions of Article VII.

Accounting Date. Each Anniversary Date and each other date upon which Account Balances are adjusted in accordance with Article VII. As to Accounts maintained in any investment fund which is valued daily, each business day on which the New York Stock Exchange is open for business shall be deemed to be an Accounting Date.

Active Participant. Any Eligible Employee who participates in the Plan as provided in Article IV, while he remains an Eligible Employee.

Administrator. The Investment Plan Committee as described in Section 10.3.

Affiliate. Any business entity that is either:

(a)   a corporation that is a member of the same controlled group of corporations, as defined in §414(b) of the Code, as an Employer;

(b)   a trade or business, whether or not incorporated, that is under common control with an Employer within the meaning of §414(c) of the Code;

(c)   a member of the same affiliated service group, as defined in §414(m) of the Code, as an Employer; or

(d)   otherwise required to be aggregated with an Employer pursuant to Treasury Regulations issued under §414(o) of the Code.

Alternate Payee. A spouse, former spouse, child or other dependent of a Participant entitled to receive a portion of such Participant's Account under a Qualified Domestic Relations Order.

Anniversary Date. The last day of each Plan Year.

Beneficiary. Any person, including a trust or other entity, entitled to receive any benefits which may become payable upon or after a Participant's death.

Catch-Up Contributions. Additional 401(k) Contributions permitted to be made by a Participant who has attained or will attain the age of 50 by the end of the Plan Year in accordance with Section 6.2(e).

Exhibit 4.1

Code. The Internal Revenue Code of 1986, as in effect on the Effective Date or as thereafter amended. Any reference to a section of the Code shall include a successor provision thereto.

Collective Bargaining Agreement. A bona fide agreement that the Secretary of Labor finds to be a collective bargaining agreement between employee representatives and an Employer or Affiliate, provided that not more than 50 percent of the Employees covered by such agreement are officers, owners or executives of the Employer or Affiliate as determined under §7701(a)(46) of the Code.

Company Shares. Caterpillar Inc. common stock.

Compensation.

    (a)   *General Rule*. Except as otherwise provided below, a Participant's Compensation for a Plan Year shall mean all amounts paid or made available to the Participant by all Employers during the Plan Year for services rendered as an Active Participant that either (i) constitute wages as defined by §3401(a) of the Code for purposes of income tax withholding, but determined without regard to any rules that limit the remuneration included in wages based upon the nature or location of employment or the services performed, or (ii) are otherwise required to be reported on Form W-2 (or such other form as may be prescribed pursuant to §6041(d) and §6051(a)(3) of the Code).

    (b)   *Treatment of Elective Contributions*. Notwithstanding the foregoing, a Participant's Compensation shall include any: elective contributions excluded from income under §125 of the Code (relating to cafeteria plans), §402(e)(3) of the Code (relating to 401(k) plans), including 401(k) Contributions under this Plan, §402(h) of the Code (relating to simplified employee pension plans), or §132(f)(4) of the Code (relating to elective transportation fringe benefits).

    (c)   *Certain Exclusions*. The following items shall be excluded from a Participant's Compensation even if otherwise included under paragraph (a): amounts realized from the exercise of a non-qualified stock option or when restricted stock (or property) either becomes freely transferable or is no longer subject to a substantial risk of forfeiture, amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option plan, foreign service premiums, 6 Sigma pay, contributions or payments under any long-term incentive pay arrangement and benefits paid under this Plan or any other employee benefit plan or arrangement, including awards, prizes, noncompete payments, car allowances, relocation expenses, income attributable to the exercise of stock options and severance.

    (d)   *U.S. International Service Employees*. In the case of a U.S. International Service Employee, the term "Compensation" shall include Compensation paid to such Employee by an Affiliate that is not an Employer.

    (e)   *Annual Limit on Compensation*. A Participant's Compensation for any Plan Year shall not exceed $200,000 in 2003, as adjusted pursuant to §401(a)(17) of the Code. For purposes of computing the 401(k) Contributions withheld from a Participant whose Compensation exceeds such limit, all Compensation paid to the Participant during the period during which he has elected to have 401(k) Contributions withheld shall be taken into account until the total Compensation taken into account equals such limit.

Exhibit 4.1

Contract Employee.   A common law employee who is providing services to an employer pursuant to a contract or other arrangement between the employer and an unrelated organization.

Contribution. An amount contributed to the Plan by an Employer or a Participant in accordance with Article V.

DOL Regulations or *DOL Reg*. Regulations, including temporary regulations, issued by the Department of Labor interpreting ERISA and codified at Title 29 of the Code of Federal Regulations. Where a reference is made to temporary regulations, such reference shall include any permanent regulations or modified temporary regulations, issued in lieu thereof.

Effective Date. The date on which this Plan is effective, as provided in Section 1.7.

Eligible Employee. All Employees who are employed by an Employer except that the term Eligible Employee shall not include Leased Employees, Contract Employees, Temporary Employees, Employees covered by a Collective Bargaining Agreement in which retirement benefits were the subject of good faith bargaining (unless such Collective Bargaining Agreement provides for such Employees to participate in the Plan), nonresident aliens who receive no earned income (as defined in §911(d)(2) of the Code) from an Employer which constitutes income from sources within the United States (as defined in §861(a)(3) of the Code), persons who are retained as independent contractors or as employees of other entities that have entered into agreements to perform services for an Employer (whether or not Leased Employees) but who are subsequently determined to be employees of an Employer in the common law sense for purposes of any federal or state tax, employment or other law, and persons who have elected not to participate in the Plan explicitly or by implication, including a general waiver of participation in employee benefit plans sponsored by an Employer.

Employee. Any person who is an employee in the common law sense of an Employer or an Affiliate or a Leased Employee with respect to an Employer or Affiliate.

Employer. The Sponsor and any Affiliate that adopts the Plan with the consent of the Sponsor for the benefit of its Employees pursuant to Section 1.6. A singular reference to an "Employer" shall be understood to be a reference to any Employer individually, except where the context is inconsistent with such interpretation.

Employment Commencement Date. The day on which an Employee first performs an Hour of Service (as described in paragraph (a) of the definition) for an Employer or Affiliate.

ERISA. The Employee Retirement Income Security Act of 1974, as now in effect or as hereafter amended, and any regulation, ruling or other administrative guidance issued pursuant thereto by the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation.

415 Affiliate. A business entity that either is an Affiliate, or would be an Affiliate if §414 of the Code were modified in the manner provided by §415(h) of the Code.

415 Compensation. All amounts paid or made available by an Employer or 415 Affiliate to a Participant in a Limitation Year that would constitute Compensation under paragraph (a) or (b) of the definition of Compensation if paid to an Active Participant by an Employer, without regard to paragraph (d) of such definition, but subject to paragraph (e).

Exhibit 4.1

Full-Time Employee. An Eligible Employee who is hired for an indefinite period of time and who is classified in the employment records of his Employer as a regular, permanent full-time employee.

Highly Compensated Employee.

(a)   *General Rule*. Except as otherwise provided in this Section, an Employee shall be considered a Highly Compensated Employee for any Plan Year, if he either:

(i)   at any time during the Plan Year or the immediately preceding Plan Year owned more than five percent, by voting power or value, of the outstanding stock of an Employer or Affiliate that is a corporation, or owned more than five percent of the capital or profits interest in an Employer or Affiliate that is not a corporation; or

(ii)   in the immediately preceding Plan Year received 415 Compensation in excess of $90,000 (as adjusted pursuant to §414(q)(1) of the Code for the preceding Plan Year) and, unless otherwise elected by the Administrator, was a member for such preceding Plan Year of the highest-paid group described in paragraph (b).

(b)   *Highest-Paid Group*. For any Plan Year, the highest-paid group described in this paragraph (b) shall consist of the group consisting of the top 20 percent of Employees when ranked on the basis of 415 Compensation paid during such Plan Year.   For purposes of this paragraph (b), there shall be excluded Employees who have not completed a six month period of service, Employees who normally work less than 17½ Hours of Service per week, Employees who normally work during not more than six months during any Plan Year; and Employees who have not attained the age of 21.

(c)   *Former Employees*. A former Employee shall be treated as Highly Compensated Employee if he was a Highly Compensated Employee either when his employment was terminated or at any time after attaining age 55.

(d)   *Nonresident Aliens*. A nonresident alien who receives no earned income (within the meaning of §911(d)(2) of the Code) which constitutes income from sources within the United States (within the meaning of §861(a)(3) of the Code) from an Employer or Affiliate during any Plan Year shall not be considered an Employee for such Plan Year for any purpose of this Section.

(e)   *Purpose*. The purpose of this Section is to conform to the definition of "highly compensated employee" set forth in §414(q) of the Code, as now in effect or as hereafter amended, which is incorporated herein by reference, and to the extent that this Section shall be inconsistent with §414(q) of the Code, either by excluding Employees who would be classified as "highly compensated employees" thereunder or by including Employees who would not be so classified, the provisions of §414(q) of the Code shall govern and control. The Administrator may make or revoke any elective adjustment to the definition of Highly Compensated Employee permitted by §414(q) of the Code, and may elect to utilize the simplified method described in Revenue Procedure 93-42 (with or without "snapshot day" testing), or any successor thereto.

Exhibit 4.1

Hour of Service. Each Employee shall be credited with an Hour of Service for:

(a)   *General Rule*. Each hour for which he is directly or indirectly paid or entitled to payment by an Employer or Affiliate for the performance of duties. These hours shall be credited to the Employee for the computation period (or periods) during which the duties are performed.

(b)   *Periods During Which No Services are Performed*. Except as provided in paragraph (c) below, each hour (up to a maximum of 501 hours in any one continuous period) for which he is directly or indirectly paid or entitled to payment by an Employer or Affiliate on account of a period during which no duties are performed, such as vacation or sickness, including payments made from a trust fund or insurance policy to which the Employer or Affiliate contributes or pays premiums. In the case of payments which are computed on the basis of specific periods of time during which no duties are performed, the Employee shall receive credit for Hours of Service as if he had actually worked during such periods of time, computed and credited as provided in paragraph (a). In the case of all other payments, the Employee's Hours of Service shall be computed and credited in the manner prescribed in subparagraphs (b) and (c) of DOL Regs. §2530.200b-2, which are hereby incorporated herein by reference. Notwithstanding the foregoing, no Hours of Service shall be credited for a period during which no services are performed merely because an Employee is receiving payments under a plan maintained solely to comply with an applicable worker's compensation, unemployment compensation, or disability insurance law, or payments which solely reimburse the Employee for medical or medically related expenses.

(c)   *Back Pay*. Each hour for which back pay, irrespective of mitigation of damages, has been either awarded or agreed to by any Employer or Affiliate. These hours shall be credited to the Employee for the computation period (or periods) to which the award, agreement or payment pertains rather than the computation period (or periods) during which the award, agreement or payment was made.

(d)   *Inactive Participant*. A person who was an Active Participant and who is no longer an Eligible Employee, but whose Account has not yet been distributed in full.

Key Employee.

(a)   *In General*. An Employee shall be considered a Key Employee for any Plan Year if, at any time during the Plan Year, he:

(i)   is an officer of any Employer or Affiliate whose 415 Compensation exceeds $130,000, as adjusted for cost of living increases pursuant to §416 of the Code; or

(ii)   owns more than five percent of the stock of an Employer or Affiliate; or

(iii)   owns more than one percent of the stock of an Employer or Affiliate and receives 415 Compensation for any Plan Year in which he owns such percentage in excess of $150,000.

Exhibit 4.1

(b)   *Limitation on Inclusion of Officers.* For purposes of subparagraph (a)(i), the number of Employees classified as Key Employees solely because they are officers shall not exceed the greater of (i) three or (ii) ten percent of the largest number of Employees; provided, however, that in no event shall such number exceed fifty (50). If more than such number of Employees would otherwise be classified as Key Employees by reason of being officers, the Employees classified as Key Employees by reason of being officers shall be those officers who had the highest 415 Compensation during which they were officers.

(c)   *Determination of Percentage Interests.* For purposes of this Section, an Employee shall be considered to own any stock of any Employer or Affiliate which would be attributed to him under §318 of the Code (as modified by substituting "five percent" for "50 percent" in §318(a)(2) of the Code). In the case of an Employer or Affiliate that has issued more than one class of stock, the applicable test shall be satisfied if the Employee's stock ownership meets the test on the basis of either the value or the voting power of the stock. In the case of an Employer or Affiliate that is not a corporation, such tests shall be applied in accordance with regulations promulgated under §416(i)(1)(B)(iii)(II) of the Code.

(d)   *Duration of Classification as Key Employee.* Any Employee who meets any of the three tests set forth in paragraph (a) as of any Top-Heavy Determination Date shall continue to be a Key Employee for the remainder of the Plan Year which includes such Top-Heavy Determination Date, whether or not he remains an Employee, and, if such Employee dies during such Plan Year his Beneficiaries shall be classified as Key Employees unless such Employee is a Key Employee solely by reason of paragraph (a)(i) and is subsequently excluded from the group of officers having the highest 415 Compensation by reason of the limitation set forth in paragraph (b) in subsequent Years.

(e)   *Purpose.* The purpose of this Section is to conform to the definition of "key employee" set forth in §416(i)(1) of the Code, which is incorporated herein by reference, and to the extent that this Section shall be inconsistent with §416(i)(1) of the Code, either by excluding Employees who would be classified as "key employees" thereunder or by including Employees who would not be so classified, the provisions of §416(i)(1) of the Code shall govern and control.

Leased Employee.

(a)   *General Rule.* Any person (other than a person described in paragraph (b)) who is not a common law employee and who performs services for an Employer or Affiliate under the primary direction or control of such Employer or Affiliate on a substantially full-time basis pursuant to an agreement between the Employer or Affiliate and any third person (for purposes of this Section the "leasing organization"). A Leased Employee shall not be considered to be an Employee until he has provided such services to the Employer or Affiliate for at least one year, but thereafter the Leased Employee's service shall be determined on the basis of the entire period that the Leased Employee has performed services for any such persons.

Exhibit 4.1

(b)   *Exception for Leased Employees Covered by Other Plans*. A person shall not be considered a Leased Employee if (i) he is covered by a money purchase pension plan maintained by the Leasing Organization providing for contributions equal to at least 10 percent of the Leased Employee's compensation (without regard to integration with Social Security) providing for full and immediate vesting of all such contributions and providing that each employee of the Leasing Organization (other than employees who perform substantially all of their services for the Leasing Organization) immediately participate in such plan (other than employees whose compensation from the Leasing Organization for each of the plan years in the four plan year period ending with the year under determination is less than $1,000); and (ii) persons who would be Leased Employees but for this paragraph (b) do not comprise more than 20 percent of the sum of number of Employees (excluding Leased Employees) who have performed services for an Employer or Affiliate on a substantially full-time basis for at least one Plan Year and persons who would be Leased Employees but for this paragraph (b), excluding in each case any Highly Compensated Employee.

(c)   *Definition of Affiliate*. Solely for purposes of this Section, the term Affiliate shall also include any person related to an Employer or Affiliate within the meaning of §144(a)(3) of the Code.

Leave of Absence. A period of absence that (i) is authorized by the Employer or Affiliate, (ii) constitutes Qualified Military Service, or (iii) to which the Employee is entitled under the Family and Medical Leave Act of 1993 or any comparable state law; provided, however, that the Employee retires or returns to work for an Employer or Affiliate within the time specified in his Leave of Absence (or, if applicable, within the period during which re-employment rights are protected by law).

Limitation Year. The twelve-month period used by the Plan for purposes of applying the limitations of §415 of the Code, which shall be the same as the Plan Year.

Non-Highly Compensated Employee. Any Employee who for any Plan Year is not a Highly Compensated Employee.

Non-Key Employee. Any Employee who for any Plan Year is not a Key Employee.

Normal Retirement Age. The day on which a Participant attains the age of 65.

Part-Time Employee. An Eligible Employee who is classified in the employment records of his Employer as a part-time employee or in any other position that indicates that the Employee is employed only for a limited period of time or on less than a full-time basis.

Participant. A person who is either an Active Participant or an Inactive Participant.

Permanent Disability. A mental or physical condition which renders the Participant eligible for and in actual receipt of a disability benefit under the federal Social Security Act. A determination of Permanent Disability pursuant to the provisions of the Plan shall not be construed to be an admission of disability in regard to any other claim of disability brought by the Participant with respect to an Employer.

Plan. The Caterpillar 401(k) Plan, as amended from time to time.

Exhibit 4.1

Plan Year. The twelve-month accounting period used by the Plan, which shall end on December 31 of each year.

Qualified Domestic Relations Order.

    (a)   *General Rule*. Except as provided in paragraph (b), any order (including a judgment, a decree or an approval of a property settlement agreement entered by any court) which the Administrator determines (i) is made pursuant to any state domestic relations law (including a community property law), (ii) creates or recognizes the existence of an Alternate Payee's right to, or assigns to an Alternate Payee the right to, receive all or a portion of a Participant's Account, and (iii) clearly specifies (A) the name and last known mailing address of the Participant and the name and last known mailing address of each Alternate Payee covered by the order, (B) the amount or percentage of the Participant's benefits to be paid by the Plan to each Alternate Payee, or the manner in which such amount or percentage is to be determined, (C) the number of payments or period to which such order applies, and (D) the employee benefit plan to which such order applies.

    (b)   *Requirements for Qualified Status*. An order shall in no event be considered a Qualified Domestic Relations Order if the Administrator determines that such order (i) requires the Plan to provide benefits to Alternate Payees, the actuarial present value of which in the aggregate is greater than the benefits which would otherwise have been provided to the Participant, (ii) requires the Plan to pay benefits to an Alternate Payee, which benefits are required to be paid to a different Alternate Payee under another order previously determined to be a Qualified Domestic Relations Order, or (iii) except as provided in paragraph (c), requires the Plan to provide any type or form of benefit, or any option, not otherwise provided under the Plan.

    (c)   *Exception for Certain Required Distributions*. Notwithstanding paragraph (b)(iii), an order shall not fail to be a Qualified Domestic Relations Order merely because it requires a distribution to an Alternate Payee prior to the time the Participant incurs a Termination of Employment provided that the Participant would then be entitled to a distribution if he incurred a Termination of Employment.

Qualified Military Service. Service by a Participant or Employee in the armed forces of the United States of a character that entitles the Participant or Employee to re-employment under the Uniformed Services Employment and Reemployment Rights Act of 1994, but only if the Participant or Employee is re-employed during the period following such service in which his right of re-employment is protected by such Act.

Re-Employment Commencement Date. The day on which an Employee first performs an Hour of Service (as described in paragraph (a) of the definition) for an Employer or Affiliate after a Termination of Employment.

Section 415 Suspense Account. An Account established pursuant to Section 6.1 of the Plan to which are credited excess amounts that cannot be allocated to a Participant's other Accounts by reason of §415 of the Code.

Sponsor. The Sponsor of the Plan is Caterpillar Inc.

Exhibit 4.1

Temporary Employee. An Employee who is classified in the employment records of his Employer as a temporary employee, an apprentice or intern employee, or an employee in any other position that indicates that the Employee is employed only for a limited period of time.

Termination of Employment.

(a)   *General Rule*. An Employee shall be deemed to have incurred a Termination of Employment as a result of:

(i)   a retirement, a resignation or a dismissal for any reason;

(ii)   a failure to return to work promptly upon the request of the Employer at the end of a layoff; or

(iii)   a failure to retire or return to work at the end of a Leave of Absence.

(b)   *Failure to Return after Leave*. In the event that a Termination of Employment occurs within the meaning of either subparagraph (a)(ii) or (a)(iii), such termination shall be deemed to have occurred on the first day of a layoff or a Leave of Absence for which the Employee was not credited with an Hour of Service.

(c)   *Transfers*. A transfer between Employers or Affiliates shall not be considered to be a Termination of Employment for purposes of the Plan.

Top-Heavy Determination Date. The Top-Heavy Determination Date for any Plan Year is the last day of the immediately preceding Plan Year.

Top-Heavy Year.

(a)   *General Rule*. Except as otherwise provided below, a Top-Heavy Year shall be any Plan Year if, as of the Top-Heavy Determination Date for such Plan Year, the aggregate Account Balances of all Key Employees under the Plan exceed 60 percent of the aggregate Account Balances of all Participants under the Plan.

(b)   *Mandatory Aggregation Groups*. Notwithstanding paragraph (a), if during any Plan Year (i) at least one Participant is a Key Employee, (ii) as of the Top-Heavy Determination Date for such Plan Year any Employer or Affiliate has adopted any other employee plan qualified under §401(a) of the Code and (iii) either (A) a Key Employee participates in such other plan or (B) the Plan or such other plan has satisfied the requirements of §401(a)(4) or §410 of the Code only by treating the Plan and such other plan as a single plan, then the Plan Year shall be considered a Top-Heavy Year if and only if the Account Balances of all Key Employees under the Plan and the aggregate balances in the accounts of all Key Employees under all such other plans exceed 60 percent of the aggregate balances in the accounts of all Participants under the Plan and all such other plans.

Exhibit 4.1

(c)   *Permissive Aggregation Groups.* Notwithstanding paragraphs (a) and (b), if as of any Top-Heavy Determination Date any Employer or Affiliate has adopted any other employee plan qualified under §401(a) of the Code which is not a plan described in paragraph (b), but which plan may be considered as a single plan with the Plan and all plans described in paragraph (b) without causing any of such plans to violate the requirements of either §401(a)(4) or §410 of the Code, the Plan Year shall not be considered a Top-Heavy Year if the Account Balances of all Key Employees under the Plan and the aggregate balances in the accounts of all Key Employees under all plans described in paragraph (b) and all plans described in this paragraph (c) do not exceed 60 percent of the aggregate balances in the accounts of all Participants under all such plans.

(d)   *Inclusion of Defined Benefit Plans.* If any of the plans described in either paragraph (b) or (c) are defined benefit plans (as defined in §414(j) of the Code), then the tests set forth in said paragraphs shall be applied by substituting the present value of all benefits accrued under such plans (as determined by the Administrator, using actuarial assumptions which are uniform for all such plans and are reasonable in the aggregate) for the account balances in such plans. The accrued benefits of the Non-Key Employees under such plans shall be determined in accordance with §416(g)(4)(F) of the Code. If any of such plans have a determination date (as defined in §416(g)(4)(C) of the Code) for purposes of determining top-heavy status which is different from the Top-Heavy Determination Date, the account balances (or the present value of the accrued benefits, in the case of a defined benefit plan) in such plan shall be determined as of the determination date for such plan which occurs in the same Plan Year as the Top-Heavy Determination Date.

(e)   *Account Balances.* For purposes of this Section, account balances shall include (i) all contributions which any Employer or Affiliate has paid or is legally obligated to pay to any employee plan as of the Top-Heavy Determination Date (including contributions made thereafter if they are allocated as of the Top-Heavy Determination Date) and all forfeitures allocated as of the Top-Heavy Determination Date, and (ii) all distributions made to a Participant or his Beneficiary during the prior Plan Year or in any of the five preceding calendar years in the case of a distribution not made on account of Termination of Employment (or, in the case of a defined benefit plan, the actuarial present value as of the Top-Heavy Determination Date of such distributions). If any plan that was terminated within the prior Plan Year would, if it had not been terminated, be a plan described in paragraph (b), distributions made under such plan shall also be taken into account. For purposes of this Section, account balances shall also include amounts which are attributable to contributions made by the Participants (other than deductible voluntary contributions under §219 of the Code) but shall not include any rollover (as defined in §402 of the Code) or a direct transfer from the trust of any employee plan qualified under §401(a) of the Code if such plan is not maintained by an Employer or Affiliate and such rollover or transfer is made at the request of the Participant after December 31, 1983.

(f)   *Certain Former Employees.* Anything to the contrary notwithstanding, if an Employee has not performed any services for any Employer or Affiliate at any time during the prior Plan Year, his account balance (in the case of a defined contribution plan) or his accrued benefit (in the case of a defined benefit plan) shall not be taken into consideration in the determination of whether the Plan Year is a Top-Heavy Year.

Exhibit 4.1

(g)   *Purpose*. The purpose of this Section is to conform to the definition of "top-heavy plan" set forth in §416(g) of the Code, which is incorporated herein by reference, and to the extent that this Section shall be inconsistent with §416(g) of the Code, either by causing any Plan Year during which the Plan would be classified as a "top-heavy plan" not to be a Top-Heavy Year or by causing any Plan Year during which it would not be classified as a "top-heavy plan" to be a Top-Heavy Year, the provisions of §416(g) of the Code shall govern and control.

Treasury Regulations or *Treas. Reg.* Regulations, including temporary regulations, issued by the Department of the Treasury or Internal Revenue Service codified at Title 26 of the Code of Federal Regulations. Where a reference is made to temporary regulations, such reference shall include any permanent regulations and modified temporary regulations, issued in lieu thereof.

Trust. The trust or trusts established to fund benefits provided under the Plan, as provided in Section 1.5.

Trust Agreement. The agreement pursuant to which the Trust is established.

Trustee. The person or persons acting as trustee of the Trust.

U.S. International Service Employee. An Employee who:

(a)   on the direction or with the permission of an Employer is transferred to employment outside of the United States of America with an affiliate or subsidiary (whether or not organized or incorporated within the United States of America) that is not an Employer;

(b)   is a citizen of the United States of America, or a resident alien, who is employed by a subsidiary or affiliate to which an agreement into by the Sponsor under §3121(l) of the Code applies; and

(c)   is not covered by or participating in any funded plan of deferred compensation maintained by or otherwise provided by any person other than the Sponsor with respect to the remuneration paid to him by such subsidiary or affiliate.

Section 2.2 Conformance with Code and ERISA. The Plan is intended to comply in all respects with the requirements of §401(a) of the Code and Title 1 of ERISA, and shall be so construed. References to specific provisions of the Code or ERISA in certain provisions of the Plan shall not be construed to limit reference to other provisions of the Code or ERISA in construing other provisions of the Plan where such reference is consistent with the purpose of the Plan. If any provision of the Code or ERISA is amended, any reference in the Plan to such provision shall, if appropriate in the context and consistent with the purpose of the Plan, be deemed to refer to any successor to such provision.

Section 2.3 Gender and Number; Effect of Titles. Wherever used in this Plan, nouns or pronouns of one gender shall be interpreted to apply to all genders, and the singular shall include the plural and vice-versa, as the context may require. Titles, captions and headings of Articles, Sections, supplements and exhibits are for ease of reference only, and shall have no substantive meaning.

Exhibit 4.1

ARTICLE III
COMPUTATION OF SERVICE

Section 3.1 Method of Computation. For purposes of determining a Part-Time Employee's eligibility to participate in the Plan pursuant to Article IV, the Part-Time Employee's service shall be determined using the hours of service method, with the first Eligibility Computation Period being the 12-month period commencing on the Employee's Employment Commencement Date or Re-Employment Commencement Date, and later Eligibility Computation Periods being each Plan Year commencing with the Plan Year that includes the last day of the first Eligibility Computation Period.

Section 3.2 Computation of Service under the Hours of Service Method. Under the hours of service method, an Employee shall receive credit for one Year of Service for each Eligibility Computation Period during which he is credited with at least 1,000 Hours of Service with all Employers and Affiliates, regardless of whether he is continuously employed throughout such Eligibility Computation Period.

Section 3.3 Service with Predecessor Employers. In the event that the Sponsor or an Employer acquires the business of another employer in the future, the employees of such business who become Employees shall receive credit for their service with such predecessor employer only to the extent set forth in a supplement to the Plan, exercised in accordance with Treasury Regulations promulgated under §401(a)(4) of the Code. In such event, the extent, if any, to which such employees are to receive credit for prior service shall be set forth in a supplement to the Plan. Notwithstanding the foregoing, in any case in which an Employer maintains a qualified plan of a predecessor employer or assets of such plan are transferred to this Plan, service for such predecessor employer shall be counted as service for the Employer.

ARTICLE IV
PARTICIPATION

Section 4.1 Requirements for Participation. Each Eligible Employee who is a participant in the Caterpillar Inc. Employees' Investment Plan as of December 31, 2002 shall become a Participant in the Plan on the Effective Date. Each Part-Time Employee or Temporary Employee who had satisfied the eligibility requirements under the Caterpillar Inc. Employees' Investment Plan as of December 31, 2002 shall become a Participant in this Plan as of the Effective Date. Any other Eligible Employee shall become a Participant on the Effective Date if he then satisfies, or on the first day of any subsequent payroll period on or after the date he satisfies, all of the following requirements:

(a)   He is then an Eligible Employee;

(b)   He is either (i) a permanent resident or citizen of the United States of America or (ii) a citizen of Canada who either was a participant in the Caterpillar Inc. Employees' Investment Plan as of December 31, 2002 or, at one time while an Eligible Employee, had established residence in the United States;

(c)   He is included in a group listed in Supplement B to which the Plan has been and continues to be extended by an Employer;

Exhibit 4.1

(d)   He is a Full-Time Employee, or he is a Part-Time Employee who has completed at least one Year of Service during his Eligibility Computation Period as determined in accordance with the provisions of Article III;

(e)   He has attained age 18;

(f)   He is not a Leased Employee;

(g)   He is not a Contract Employee; and

(h)   He is employed by the Sponsor or an Affiliate that has adopted the Plan in accordance with the provisions of Section 1.6.

Any U.S. International Service Employee who is not an Eligible Employee shall become a Participant on the Effective Date or the first day of any payroll period thereafter if he then meets the requirements of subparagraphs (d), (e), and (f) above.

Section 4.2 Cessation and Resumption of Active Participation.

(a)   *General Rule.* A Participant who ceases to be an Eligible Employee (other than by reason of being a Temporary Employee) shall cease to be an Active Participant, but shall continue to be an Inactive Participant until the full amount of his Account Balance is distributed in accordance herewith.

(b)   *Reinstatement.* A former or Inactive Participant who again becomes an Eligible Employee shall immediately become an Active Participant, provided that he then satisfies the applicable eligibility requirements of Section 4.1.

(c)   *Other Plans.* The Sponsor may provide that Employees who are participants in other plans maintained by the Employers, or by businesses acquired by the Employers, will become Active Participants immediately upon becoming Eligible Employees, in accordance with Regulations issued pursuant to §401(a)(4) of the Code.   Any Eligible Employees to which such treatment is extended shall be listed on a supplement to this Plan.

ARTICLE V
AMOUNT AND ALLOCATION OF CONTRIBUTIONS

Section 5.1 401(k) Contributions.

(a)   *Amount of Contributions.* Subject to the limitations in Article VI, each Active Participant may elect to have a portion of his Compensation, not to exceed 70%, contributed to the Plan as 401(k) Contributions. 401(k) Contributions shall be stated as a whole percentage of the Participant's Compensation and the percentage elected shall be withheld from each payment of Compensation to the Participant.

Exhibit 4.1

(b)   *Withholding, Deposit and Allocation of Contributions*. All 401(k) Contributions shall be withheld from Compensation payable to the Participant, and shall be deposited in the Trust as soon as practical after being withheld, but in no event later than the fifteenth day of the month following the month in which the Compensation is paid. No amount shall be withheld from Compensation that is available to be paid to the Participant before the date on which the election is made. All 401(k) Contributions shall be allocated to the Participant's 401(k) Contributions Account as of the Accounting Date coinciding with or next succeeding the date they are deposited.

(c)   *Timing and Revision of Elections*. An Active Participant is permitted to make or revise a 401(k) Contribution election as of any Election Date coinciding with or succeeding his entry into the Plan. The Election Dates shall be the first day of any payroll period while an Active Participant. The Administrator shall establish uniform procedures for making elections, which shall include time periods preceding each Election Date by which elections must be received to be effective as of such Election Date. No election shall be effective or binding upon any Employer until actually received in accordance with such procedures. The Administrator may also change the frequency of Election Dates, suspend deferrals, or establish additional Election Dates in special circumstances, provided that in all cases the availability of Election Dates shall not discriminate in favor of Highly Compensated Employees.

(d)   *Termination and Resumption of Contributions*. If an Active Participant ceases to be an Active Participant, his election to have 401(k) Contributions made on his behalf shall be automatically terminated, whether or not he continues to be an Employee or Inactive Participant. If such Participant ceases to be an Employee, his 401(k) Contributions shall be terminated as of the last payment of Compensation attributable to his service as an Active Participant. If such Participant continues to be an Employee, his 401(k) Contributions shall be terminated as of the next payment of Compensation to him (subject to any necessary delay for administrative processing). If he again becomes an Active Participant, he may make a new election as of any Election Date as provided in paragraph (c).

Section 5.2 Matching Contributions.

(a)   *Safe Harbor Contributions*. The Employers shall contribute on behalf of each eligible Employee Matching Contributions for each Plan Year in an amount equal to one hundred percent (100%) of the portion of such Participant's 401(k) Contributions (excluding Catch-up Contributions) for that Plan Year which does not exceed six percent (6%) of such Participant's Compensation for the year. Each Participant's Matching Contributions shall be allocated to the Participant's Matching Contributions Account as of the last day of the period to which the Matching Contributions relate, regardless of when deposited. The Plan is intended to satisfy the safe harbor provisions of §401(k)(12) and §401(m)(11) of the Code, and any provisions of the Plan inconsistent with those sections shall be not be given effect to the extent inconsistent therewith.

(b)   *Eligibility to Participate*. The Employees eligible to participate in Matching Contributions made pursuant to this Section for any Plan Year shall be those Employees on whose behalf 401(k) Contributions were made during the Plan Year while Active Participants.

Exhibit 4.1

(c)   *Deposit of Contributions*. All Matching Contributions shall be deposited in the Trust at such time or times as the Sponsor shall determine, provided that the Matching Contributions made by each Employer shall be deposited not later than the last date for the filing of the Employer's federal income tax return for the year ending in the same month which includes the last day of the Plan Year to which such Contributions relate.

(d)   *Annual Notice*. The Administrator shall, within a reasonable period before any Plan Year, give written notice of the Participant's rights and obligations under the Plan which is sufficiently accurate and comprehensive to appraise the Participant of such rights and obligations and is written in a manner calculated to be understood by the average Participant. Such notice shall contain the matching contribution formula set forth is Section 5.2(a), salary deferral election procedures, and the Plan's withdrawal and vesting rules. Generally, such notice shall be given to Participants annually within 30 to 90 days prior to the beginning of each Plan Year and to new Participants no later than the date such Employee becomes a Participant in the Plan but not earlier than 90 days prior to such Employee becoming a Participant in the Plan.

Section 5.3 Rollover Contributions. Any Participant may make a Contribution to the Plan which constitutes a rollover of benefits from another plan qualified under §401(a) of the Code, or cause the trustee of another plan to make a direct transfer of such benefits on his behalf (in either case, a "Rollover Contribution"). Such Contribution shall be allocated to a separate Rollover Account maintained for the Participant. The Administrator may establish uniform rules limiting or restricting Rollover Contributions. The Administrator may adopt uniform rules and procedures permitting Rollover Contributions from other types of qualified plans and IRAs as permitted by the Code.

Section 5.4 Minimum Contribution in Top-Heavy Years.

(a)   *Required Contribution*.   For any Plan Year that is a Top-Heavy Year, each Employer shall make a Top-Heavy Contribution for such year to be allocated to a Top-Heavy Contributions Account of each eligible Non-Key Employee in an amount equal to the lesser of (i) 3 percent of the Non-Key Employee's 415 Compensation for the Plan Year or (ii) the highest Key Employee percentage (as hereafter described) for such Plan Year, reduced in either case by any Matching Contributions allocated to such Non-Key Employee for such Plan Year. For purposes of this Section, the "Key Employee percentage" for each Key Employee shall mean the total amount of Contributions other than Rollover Contributions and Catch-Up Contributions made by or on behalf of such Key Employee for a Plan Year expressed as a percentage of such Key Employee's 415 Compensation for the Plan Year. An eligible Non-Key Employee is one who was an Active Participant at any time during the Plan Year and who has not incurred a Termination of Employment prior to the end of the Plan Year. Top-Heavy Contributions shall be deposited in the Trust at such time or times as the Sponsor shall determine, but not later than the last date for the filing of the Employer's federal income tax return for the year ending in the same month which includes the last day of the Plan Year to which such Contributions relate. Each Participant's Top-Heavy Contributions shall be allocated to the Participant's Top-Heavy Contributions Account as of the last day of the period to which the Top-Heavy Contributions relate, regardless of when deposited.

Exhibit 4.1

(b)   *Participation in Other Plans*. The minimum Contribution required by paragraph (a) shall be reduced by any employer contributions (other than elective contributions subject to §401(k) of the Code) allocated to the account of the Non-Key Employee in any other defined contribution plan maintained by an Employer or Affiliate. If an eligible Non-Key Employee also participates in any Top-Heavy Year in a top-heavy defined benefit plan maintained by any Employer or Affiliate, then paragraph (a) shall be modified by substituting "5 percent" for "3 percent" in subparagraph (a)(i) and by disregarding subparagraph (a)(ii) (unless a Key Employee accrues a benefit in such year)**.**

Section 5.5 Contributions Attributable to Qualified Military Service. A Participant who is re-employed following Qualified Military Service shall have the right to have additional 401(k) Contributions made on his behalf in accordance with Section 5.1 in an amount up to the amount of 401(k) Contributions he could have made during the period of Qualified Military Service. Such additional 401(k) Contributions shall be made by additional withholding over a period of time not to exceed three times the length of his Qualified Military Service (but not more than five years). Such Participant shall also be entitled to receive Matching Contributions attributable to such additional 401(k) Contributions in the amount he would have received had such additional 401(k) Contributions been made during his period of Qualified Military Service, and to receive any other Contributions he would have received, had he been an Active Participant during such period of service. All such Contributions shall be deemed to have been received during the period of Qualified Military Service for purposes of applying all limitations on Contributions under this Plan. For purposes of this Section 5.5, a Participant shall be deemed to have received Compensation during his period of Qualified Military Service based on the rate of Compensation he would have received had he been an Employee during such period or, if such rate cannot be determined with reasonable accuracy, based on his average Compensation received during the 12-month period (or his entire period of employment, if shorter) immediately prior to the period of military service. The provisions of this Section 5.5 shall be interpreted and applied in accordance with §414(u) of the Code and the Treasury Regulations issued thereunder.

ARTICLE VI
LIMITS ON CONTRIBUTIONS

Section 6.1 Limit on Annual Additions.

(a)   *Limitation.* Notwithstanding any other provisions of the Plan, the amount of annual additions (as hereinafter defined) allocated to a Participant's Account for any Limitation Year shall not exceed an amount equal to the lesser of:

(i) $40,000 (as adjusted pursuant to Code §415(d)); or

(ii)   100 percent of the Participant's 415 Compensation for the Limitation Year, increased by any amounts treated as annual additions solely by reason of subparagraph (b)(iv);

reduced in either case by the amount of annual additions credited to the Participant's account for the Limitation Year under any other defined contribution plan maintained by an Employer or 415 Affiliate.

Exhibit 4.1

(b)   *Annual Additions*. For purposes of this Section, annual additions shall include (i) all contributions made by an Employer or 415 Affiliate (including 401(k) Contributions and elective deferrals under other plans but excluding Catch-Up Contributions), (ii) contributions made by the Participant (other than rollover contributions), (iii) forfeitures, and (iv) contributions to a separate account described in §401(h) of the Code or §419A(d) of the Code to provide medical or life insurance benefits for Key Employees. An amount credited to a Participant's Account in order to correct an error made in a previous Limitation Year shall be treated for purposes of paragraph (a) as having been credited to such Account in the Limitation Year to which the error relates.

(c)   *Correction of Excess Annual Additions*. If, as the result of a reasonable error in determining a Participant's 415 Compensation or similar factors, the amount otherwise allocable to a Participant's Account would exceed the limitation set forth in paragraph (a), the amount of such excess shall first be corrected by a return to the Participant of all or a portion of his unmatched 401(k) Contributions for the Limitation Year followed by his matched 401(k) Contributions (and abatement of related Matching Contributions) for the Limitation Year, except that if such Participant is eligible to have a Catch-Up Contribution made for such Limitation Year his 401(k) Contribution shall first be recharacterized as a Catch-Up Contribution to the extent permissible under Section 6.2(e). If the allocations to the Participant's Account would still exceed the limitation set forth in paragraph (a), then the amount of such excess shall be allocated to such Participant's Account, but shall be applied to reduce the amount that would otherwise be allocated to such Participant's Account in the next succeeding Limitation Year and all subsequent Limitation Years until such amount has been fully utilized. If such Participant is no longer covered by the Plan as of the end of any such subsequent Limitation Year, any remaining portion of such excess shall be reallocated to the Section 415 Suspense Account. For each Limitation Year in which there remains a balance in the Section 415 Suspense Account, the amount of such balance shall be allocated and reallocated among the Accounts of the Active Participants, in proportion to their Compensation for such Limitation Year. Such allocation shall be subject to the limitation of paragraph (a), and shall be made prior to any other allocation of Contributions for such Limitation Year.

(d)   *Aggregation of Plans*. For purposes of this Section 6.1, all defined contribution plans of any Employer or 415 Affiliate, whether or not terminated, are to be treated as one defined contribution plan.

Exhibit 4.1

Section 6.2 Limit on 401(k) Contributions.

(a)   *Limitation*. The total amount of 401(k) Contributions made on behalf of any Participant under this Plan, plus the total amount of before-tax elective deferrals made on behalf of the Participant under any other plan described in §401(k) or §402(h)(1)(B) of the Code plus amounts used to purchase an annuity under §403(b) of the Code pursuant to a salary reduction agreement under §402(g)(3) of the Code, in any calendar year shall not exceed the dollar amount set forth in the table set forth below (or such other dollar limitation as may then be applicable for such calendar year under §402(g)(5) of the Code).

Plan Year	Dollar Limitation
2003	$12,000
2004	$13,000
2005	$14,000
2006	$15,000

(b)   *Notification and Distribution of Excess*. If the Participant notifies the Administrator not later than March 31 of the following calendar year that the limitation of this Section has been exceeded for any calendar year, and specifies the amount of 401(k) Contributions that must be distributed from the Plan to satisfy such limitation, such amount shall be distributed to the Participant notwithstanding any other limitation on distributions contained in this Plan and any related matching contributions shall be abated. For purposes of this paragraph, if the limitation of this Section would be exceeded by reason of Contributions made under this Plan, or under this Plan and one or more other Plans maintained by the Employers, the Participant shall be deemed to have notified the Administrator and the necessary distribution shall be made first from this Plan.

(c)   *Distributions During Year*. If the notice is received or deemed received within the calendar year for which the limitation is exceeded, the required distribution shall, if possible, be made out of 401(k) Contributions already received and before the end of such year, and shall be designated as a distribution of excess 401(k) Contributions.

(d)   *Distributions after End of Year*. If the notice is received or deemed received after the end of the calendar year, or the required distribution is not accomplished before the end of the calendar year, the required distribution shall be made not later than April 15 of the following calendar year without regard to income or losses attributable to such distribution, and the amount distributed shall be included in the Participant's taxable income for the calendar year in which the excess occurred.

Exhibit 4.1

(e)   *Additional Catch-Up Contributions*. A Participant who has attained the age of 50 (or will attain the age of 50 during the Plan Year), and whose 401(k) Contributions are limited either by paragraph (a) or any of the other limitations set forth in this Plan, may elect to have Catch-Up Contributions made to his Account. Except for purposes of Matching Contributions or as otherwise specifically provided, Catch-Up Contributions shall be treated as 401(k) Contributions for all purposes of the Plan, but shall not be subject to any of the limitations on 401(k) or other Contributions. The maximum amount of Catch-Up Contributions that may be made on behalf of a Participant for any Plan Year under this Plan and all other plans of the type described in paragraph (a) maintained by an Employer or Affiliate shall be equal to the lesser of the dollar amount set forth in the following table or the 401(k) Contributions other than Catch-Up Contributions made to such Participant's Account. The Administrator shall adopt procedures providing for eligible Participants to elect to have Catch-Up Contributions made in accordance with Treasury Regulations issued pursuant to Code §414(v).

Plan Year	Dollar Limitation
2003	$2,000
2004	$3,000
2005	$4,000
2006	$5,000

Section 6.3 Actual Deferral Percentage Limitation.

(a)   *General*. The provisions of this Section 6.3 shall apply to the extent necessary to satisfy the nondiscrimination requirements set forth in §401(k) of the Code for any Plan Year in which the Plan fails or ceases to meet the requirements set forth in §401(k)(12) of the Code as an alternative method of meeting such nondiscrimination requirements. If the Plan ceases to meet the requirements set forth in §401(k)(12) of the Code during a Plan Year by reason of an amendment to the Plan, then the following conditions shall apply: (i) any reduction or elimination of matching contributions must be effective no earlier than the later of either thirty days after the supplemental notice (described below) is given to eligible Participants or the date the amendment is adopted; (ii) the Administrator shall provide a supplemental notice in writing to eligible Participants explaining the consequences of the amendment and informing the Participants of the effective date of the reduction, modification or elimination of matching contributions and that the Participants have a reasonable opportunity (including a reasonable period) to revise their 401(k) Contribution elections; (iii) eligible Participants shall have a reasonable opportunity (including a reasonable period) prior to the reduction or elimination of matching contributions to revise their 401(k) Contribution elections; and (iv) the applicable nondiscrimination test will be performed and satisfied for the entire Plan Year using the current year testing method.

Exhibit 4.1

(b)   *Limitation*. The 401(k) Contributions of Participants who are Highly-Compensated Employees shall be limited for each Plan Year so that the Highly Compensated ADP does not exceed the Maximum ADP. The Administrator may impose percentage or dollar limits on the 401(k) Contribution elections of such Participants during the Plan Year to prevent this limitation from being exceeded, but in no event shall the Administrator have any liability to any Highly Compensated Employee if it does not do so.

(c)   *Correction of Excess Contributions.* If the limitation of paragraph (a) is exceeded for any Plan Year, the excess 401(k) Contribution (as determined under paragraph (e)) of each Participant who is a Highly-Compensated Employee shall be distributed to such Participant, except that if such Participant is eligible to have a Catch-Up Contribution made for such Plan Year his excess 401(k) Contribution shall first be recharacterized as a Catch-Up Contribution to the extent permissible under Section 6.2(e). All distributions shall be made, notwithstanding any other restriction on distributions in the Plan, not later than 2½ months following the end of the Plan Year if possible, and in any event not later than the last day of the following Plan Year. The amount required to be distributed under this Section 6.3 shall be reduced by any amount previously distributed to satisfy Section 6.2. Any amount distributed shall include the share of income allocable to such distribution, (as determined under paragraph (d)), and all references to excess 401(k) Contributions shall be deemed to include such allocated income.

(d)   *Allocation of Income and Losses*. For purposes of paragraph (c), the amount of income or loss allocated to the required distribution shall be equal to the total income or loss attributable to the Participant's 401(k) Contributions Account for the calendar year multiplied by a fraction, the numerator of which is the amount of the required distribution and the denominator of which is the sum of the Participant's 401(k) Contributions Account balance as of the beginning of the calendar year and the amount of 401(k) Contributions made during the calendar year. The income or loss allocable to the required distribution for the "gap period" between the end of the calendar year and the date of the distribution shall not be distributed. Notwithstanding the prior provisions of this paragraph (c), the Administrator may use any other reasonable method of allocating income for any year provided that such method does not violate §401(a)(4) of the Code, is applied consistently to all excess distributions and Participants for the year, and is the method used to allocate income to Accounts generally.

(e)   *Determination of Excess Contributions.* If it is necessary to either reduce the elections of Highly Compensated Employees pursuant to paragraph (b), or to determine their excess Contributions pursuant to paragraph (c), the Contributions of the Highly Compensated Employees shall be reduced in proportion to the amount of Pre-Tax Contributions made on behalf of the Highly Compensated Employees for such Plan Year, in accordance with Treasury Regulations issued pursuant to §401(k) of the Code as amended by the Small Business Job Protection Act of 1996.

(f)   *Forfeiture of Matching Contributions*. The portion of any Matching Contributions that relates to any excess 401(k) Contributions distributed pursuant to this Section 6.3 shall be forfeited, notwithstanding any other provision of the Plan, but shall not apply to the extent that such forfeiture alone would result in the Matching Contribution not being subject to alternative method set forth in §401(m)(11) of the Code for satisfying the nondiscrimination requirements found in §401(m) of the Code.

Exhibit 4.1

Section 6.4 Actual Contribution Percentage Limitation

(a)   *General*. The provisions of this Section 6.4 shall apply to the extent necessary to satisfy the nondiscrimination requirements set forth in §401(m) of the Code for any Plan Year in which the Plan fails or ceases to meet the requirements set forth in §401(m)(11) of the Code as an alternative method of meeting such nondiscrimination requirements. If the Plan ceases to meet the requirements set forth in §401(m)(11) of the Code during a Plan Year by reason of an amendment to the Plan, then the following conditions shall apply: (i) any reduction or elimination of matching contributions must be effective no earlier than the later of either thirty days after the supplemental notice (described below) is given to eligible Participants or the date the amendment is adopted; (ii) the Administrator shall provide a supplemental notice in writing to eligible Participants explaining the consequences of the amendment and informing the Participants of the effective date of the reduction, modification or elimination of matching contributions and that the Participants have a reasonable opportunity (including a reasonable period) to revise their 401(k) Contribution elections; (iii) eligible Participants shall have a reasonable opportunity (including a reasonable period) prior to the reduction or elimination of matching contributions to revise their 401(k) Contribution elections; and (iv) the applicable nondiscrimination test will be performed and satisfied for the entire Plan Year using the current year testing method.

(b)   *Limitation*. The Matching Contributions of Participants who are Highly Compensated Employees shall be further limited for each Plan Year so that the Highly Compensated ACP does not exceed the Maximum ACP. The Administrator may impose percentage or dollar limits on the amount of Matching Contributions allocated to such Participants during the Plan Year to prevent this limitation from being exceeded, but in no event shall the Administrator have any liability to any Highly Compensated Employee if it does not do so.

(c)   *Correction of Excess Contributions.* If the limitation of paragraph (b) is exceeded for any Plan Year, the excess Matching Contribution (as determined under paragraph (d)) of each Participant who is a Highly-Compensated Employee shall be distributed to such Participant, or forfeited as provided in paragraph (e). All distributions shall be made, notwithstanding any other restriction on distributions in the Plan, not later than 2½ months following the end of the Plan Year if possible, and in any event not later than the last day of the following Plan Year. Each such distribution shall include the share of income allocable to such distribution, determined in accordance with the method used under Section 6.3(d), and all references to excess Contributions shall be deemed to include such allocated income.

(d)   *Determination of Excess Contributions.* If it is necessary to either reduce the elections of Highly Compensated Employees pursuant to paragraph (b), or to determine their excess Contributions pursuant to paragraph (c), the Matching Contributions of the Highly Compensated Employees shall be reduced in proportion to the amount of ACP Contributions made on behalf of the Highly Compensated Employees for such Plan Year, in accordance with Treasury Regulations issued pursuant to §401(m) of the Code as amended by the Small Business Job Protection Act of 1996.

(e)   *Forfeiture of Nonvested Contributions.* If a Participant is not fully vested in his Matching Contribution Account, then such excess Matching Contribution shall be forfeited.

Exhibit 4.1

Section 6.5 Special Definitions. For purposes of Sections 6.3 and 6.4, the following terms shall have the meanings ascribed below:

(a) *Contribution Percentage*. The total amount of Matching Contributions allocated to an Active Participant with respect to a Plan Year expressed as a percentage of such Active Participant's Compensation for such Plan Year and calculated to the nearest one-hundredth of a percentage point. The Contribution Percentage of an Active Participant who receives no such Contributions shall be zero. If an Active Participant is eligible to receive any such contributions under any other plan maintained by an Employer or Affiliate (other than a plan which cannot be aggregated with the Plan under §410(b) of the Code), his Contribution Percentage shall include the contributions and compensation as determined under such other plan.

(b) *Deferral Percentage*. The total amount of 401(k) Contributions (excluding Catch-Up Contributions) allocated to an Active Participant with respect to a Plan Year expressed as a percentage of such Active Participant's Compensation for such Plan Year and calculated to the nearest one-hundredth of a percentage point. The Deferral Percentage of an Active Participant who receives no such Contributions shall be zero. If an Active Participant is eligible to receive any such contributions under any other plan maintained by an Employer or Affiliate (other than a plan which cannot be aggregated with the Plan under §410(b) of the Code), his Deferral Percentage shall include the contributions and compensation as determined under such other plan.

(c) *Highly Compensated ADP*. The average of the Deferral Percentages of all Highly Compensated Employees who are Active Participants for a Plan Year, including those whose Deferral Percentage is zero.

(d) *Highly Compensated ACP*. The average of the Contribution Percentages of all Highly Compensated Employees who are Active Participants for a Plan Year, including those whose Contribution Percentage is zero.

(e) *Non-Highly Compensated ADP*. For any Plan Year, the average of the Deferral Percentages of all Non-Highly Compensated Employees who are Active Participants for the immediately preceding Plan Year (or the current Plan Year, as applicable), including those whose Deferral Percentage is zero and, if applicable, those who are not Non-Highly Compensated Employees or Active Participants in the current Plan Year.

(f) *Non-Highly Compensated ACP*. For any Plan Year, the average of the Contribution Percentages of all Non-Highly Compensated Employees who are Active Participants for the immediately preceding Plan Year (or the current Plan Year, as applicable), including those whose Contribution Percentage is zero and, if applicable, those who are not Non-Highly Compensated Employees or Active Participants in the current Plan Year.

Exhibit 4.1

(g)   *Maximum ACP*. The maximum permissible Highly Compensated ACP for a Plan Year, based upon the Non-Highly Compensated ACP for the immediately preceding Plan Year (or the current Plan Year, as applicable) in accordance with the following schedule:

If the Non-Highly Compensated ACP is	The Maximum ACP is
2% or less	the Non-Highly Compensated ACP multiplied by two
greater than 2% but less than 8%	the Non-Highly Compensated ACP plus two percentage points
8% or more	the Non-Highly Compensated ACP multiplied by 1.25

If the Plan ceases to meet the requirements set forth in §401(m)(11) of the Code during a Plan Year by reason of an amendment to the Plan, then the Maximum ACP will be determined using the Non-Highly Compensated ACP for the current Plan Year. In all other cases, the Maximum ACP will be determined using the Non-Highly Compensated ACP for the preceding Plan Year, unless the Administrator, with the consent of the Secretary of the Treasury or his delegate, adopts a written resolution providing that the Maximum ACP for such Plan Year shall be based upon the Non-Highly Compensated ACP for the same Plan Year rather than the immediately preceding Plan Year.

(h)   *Maximum ADP*. The maximum permissible Highly Compensated ADP for a Plan Year, based upon the Non-Highly Compensated ADP for the immediately preceding Plan Year (or the current Plan Year, as applicable) in accordance with the following schedule:

If the Non-Highly Compensated ADP is	The Maximum ADP is
2% or less	the Non-Highly Compensated ADP multiplied by two
greater than 2% but less than 8%	the Non-Highly Compensated ADP plus two percentage points
8% or more	the Non-Highly Compensated ADP multiplied by 1.25

If the Plan ceases to meet the requirements set forth in §401(k)(12) of the Code during a Plan Year by reason of an amendment to the Plan, then the Maximum ADP will be determined using the Non-Highly Compensated ADP for the current Plan Year. In all other cases, the Maximum ADP will be determined using the Non-Highly Compensated ADP for the preceding Plan Year, unless the Administrator, with the consent of the Secretary of the Treasury or his delegate, adopts a written resolution providing that the Maximum ADP for such Plan Year shall be based upon the Non-Highly Compensated ACP for the same Plan Year rather than the immediately preceding Plan Year.

Exhibit 4.1

Section 6.6 Limit on Deductible Contributions. Anything else contained herein to the contrary notwithstanding, the total Contributions made by any Employer to the Plan for any Plan Year (excluding 401(k) Contributions and after-tax contributions withheld by the Employer) shall not exceed 25 percent of the aggregate Compensation paid by the Employer to all Participants during the Plan Year, or such other amount as may be deductible under §404 of the Code for such Plan Year (determined without regard to §263A of the Code).

Section 6.7 Purpose of Limitations; Authority of Administrator. The limitations of this Article VI are intended to comply with the requirements of §415, §402(g), §401(k), §401(m), and §404(a)(3) of the Code and the Treasury Regulations issued thereunder, and shall be construed accordingly. To the extent that said Treasury Regulations provide for any elections or alternative methods of compliance not specifically addressed in this Article VI, the Administrator shall have the authority to make or revoke such election or utilize such alternative method of compliance unless such election or alternative method of compliance by its terms requires an amendment to the Plan.

ARTICLE VII
INVESTMENTS AND PLAN ACCOUNTING

Section 7.1 Participant Accounts. The Administrator shall establish and maintain the following separate Accounts with respect to Participants:

(a)   *401(k) Contributions Account*. A 401(k) Contributions Account shall be maintained on behalf of each Participant who elects to have 401(k) Contributions, including Catch-Up Contributions, made on his behalf, plus the Participant's elective deferrals, if any, transferred to the Plan from the Employees' Investment Plan maintained by the Sponsor.

(b)   *Matching Contributions Account*. A Matching Contributions Account shall be maintained on behalf of each Participant who is allocated any Matching Contributions under the Plan.

(c)   *Top-Heavy Contributions Account*. A Top-Heavy Contributions Account shall be maintained on behalf of each Participant who is allocated any Top-Heavy Contributions under the Plan.

(d)   *Rollover Account*. A Rollover Account shall be maintained on behalf of each Participant who elects to make a Rollover Contribution to the Plan.

Each Account shall represent the aggregate amount of the type of Contribution referred to above, less any withdrawals or distributions charged thereto, and adjusted by the earnings, gains, losses, expenses, and unrealized appreciation or depreciation attributable to such Contributions. The maintenance of separate Account balances shall not require physical segregation of plan assets with respect to any Account. The Accounts maintained hereunder represent the Participants' interests in the Plan and Trust and are intended as bookkeeping records to assist the Administrator in the administration of the Plan. Any reference to a Participant's "Accounts" or "Account Balances" shall refer to all of the Accounts maintained in the Participant's name under the Plan unless the context otherwise requires.

Exhibit 4.1

Section 7.2 Adjustments to Accounts.

(a) *Accounting Dates*. The end of each Plan Year shall be an Accounting Date. The day on which the Plan terminates or results in a partial termination with respect to any Employer or group of Participants or is merged with any other plan shall also be an Accounting Date. As to Accounts maintained in any investment fund which is valued daily, each business day on which the New York Stock Exchange is open for business shall be deemed to be an Accounting Date.

(b) *Accounting Date Adjustments*. As of each Accounting Date, the Trustee shall:

　　(i) First, charge to the proper Accounts all payments or distributions made from the Accounts since the immediately preceding Accounting Date.

　　(ii) Second, adjust the Account Balances upward or downward, on a proportional basis, according to the net gain or loss of the Trust assets from investments (as reflected by interest payments, dividends, realized and unrealized gains and losses on securities and other investment transactions), so that the aggregate Account Balances equal the fair market value (as determined by the Trustee, but excluding all unpaid items of income or expense) of the Trust assets on such Accounting Date. For purposes of this subparagraph (ii), Account Balances shall not include the balance in the Section 415 Suspense Account established pursuant to Section 6.1 or in any forfeiture account established pursuant to any supplement.

　　(iii) Third, allocate and credit the balances, if any, in the 415 Suspense Account in accordance with Section 6.1.

　　(iv) Fourth, allocate and credit all Contributions in accordance with Articles V and VI and any applicable supplement.

(c) *Timing of Adjustments*. Every adjustment made pursuant to this Section 7.2 shall be considered as having been made as of the Accounting Date regardless of the dates of actual receipt of Contributions or payment of distributions by the Trustee during the period ending on the Accounting Date. Notwithstanding the foregoing, the Trustee may adopt, or the Administrator may direct the Trustee to adopt, any reasonable, consistent, and non-discriminatory method of accounting for the receipt of Contributions and payment of distributions. The Trustee's determination as to the value of the assets of the Trust and the charges or credits to the Accounts of the Participants shall be conclusive and binding on all persons.

Exhibit 4.1

Section 7.3 Separate Fund Accounting.

(a) *Manner of Accounting.* To the extent the Trust is divided into separate funds and alternative investment arrangements (collectively, "funds"), including those established pursuant to Section 7.4, the undivided interest of each Participant's Account in each such fund shall be determined under the principles set forth in Section 7.2 but in accordance with the accounting procedures specified in the trust agreement, investment management agreement, insurance contract, custodian agreement or other document under which such fund is maintained. To the extent not inconsistent with such procedures, the following rules shall apply:

(i) Amounts deposited in a fund shall be deposited by means of a transfer of such amounts to such fund from another fund as required.

(ii) Amounts required to be transferred from a fund to satisfy benefit payments shall be transferred from such investment funds as soon as practicable following receipt by the trustee or investment manager of proper instructions to complete such transfers.

(iii) Except as provided in the applicable fund document, all amounts deposited in a fund shall be invested as soon as practical following receipt of such deposit. Notwithstanding the primary purpose or investment policy of a fund, assets of any fund which are not invested in the manner required by the fund document shall be invested in such short term instruments or funds as the Trustee or investment manager shall determine pending investment in accordance with such investment policy.

(b) *Separate Participant Accounts.* Notwithstanding the foregoing, if any portion of the Trust is invested in a fund that permits each Participant's interest in the fund to be accounted for as a separate account, all Contributions, distributions, and earnings shall be accounted for as they are actually received, disbursed, or earned.

Section 7.4 Participant-Directed Accounts.

(a) *General.* All Participants and Beneficiaries shall direct the investment of their Accounts from among various investment funds and other alternative arrangements designated from time to time by a Benefit Funds Committee established by the Sponsor's Board of Directors or its delegate. The Benefit Funds Committee shall establish a written procedure to govern such investments, which procedure shall satisfy the requirements of §404(c) of ERISA and DOL Reg. §2550.404c-1, including without limitation the establishment of at least three investment funds that provide sufficient diversification, the identification of the fiduciaries who are obligated to carry out participant investment directions, and any limitations on permissible investments. The Administrator, or a person designated by the Administrator, shall be the fiduciary designated to insure that Participant's investment elections are processed, and to furnish the disclosures required under the DOL Regulations. Pending investment, reinvestment or distribution as provided in the Plan, the Trustee may temporarily retain the assets of any one or more of the investment funds in cash, commercial paper, short-term government obligations, or undivided interest or participation in common or collective short-term investment funds, including the short-term investment fund of the Trustee.

Exhibit 4.1

(b)   *Investment Managers*. The Benefit Funds Committee, in its discretion, may appoint an investment manager to direct the investment and reinvestment of the assets of any investment fund or sub-fund and terminate any such appointment, and may direct the Trustee to invest the assets of any investment fund or sub-fund in any designated commingled or collective fund, mutual fund or guaranteed investment contract, as the Benefit Funds Committee from time to time considers appropriate and in the best interests of the Participants.

(c)   *Company Shares Fund*. Participants may elect to have a portion or all of their Accounts invested by the Trustee in the Company Shares Fund. Company Shares purchased by the Trustee shall be either previously issued shares or newly issued shares. Company Shares shall be purchased by the Trustee from any source including the Sponsor at such times and in such manner as shall be determined by the Trustee in its sole discretion. Newly issued shares sold by the Sponsor shall be priced at the closing price for Company Shares on the New York Stock Exchange on the date of purchase. Company Shares purchased from any source, including the Sponsor, shall be charged to the Accounts of Participants at the average price per share paid by the Trustee for such shares (excluding brokerage commissions, transfer taxes, and other costs of purchase). For purposes of valuing interests in the Company Shares Fund and/or charges therefore to Participants' Accounts, the Administrator may establish such rules as it deems appropriate and also may adjust the average price per share as may be necessary to reflect appropriately the effect of any stock dividend, stock split, subdivision, reclassification, combination or other event affecting Company Shares held or acquired hereunder.

(d)   *Dividends, Stock Splits, Etc*. Cash dividends and cash proceeds received by the Trustee in any month with respect to Company Shares held in the Accounts of Participants shall be credited to such Accounts and invested in the Company Shares Fund in the manner as provided in paragraph 7.4(c). Company Shares received by the Trustee as a stock dividend or because of a stock split, recapitalization or the like, as well as rights, warrants and options, if any, issued with respect to Company Shares, shall be allocated to Company Shares to which they appertain.

ARTICLE VIII
VESTING

A Participant shall be fully vested at all times in his 401(k) Contributions Account, Matching Contributions Account, Rollover Account and Top-Heavy Contributions Account, to the extent funded.

Exhibit 4.1

ARTICLE IX
PAYMENT OF BENEFITS

Section 9.1 Methods of Benefit Payment.

(a)   *Normal Form of Payment*. The normal form of payment of a Participant's benefit, whether to the Participant or a Beneficiary, shall be a cash lump sum distribution equal to the Participant's total Account Balance valued as of the Accounting Date coincident with or immediately prior to such distribution, and, except as otherwise provided herein, all benefits shall be paid in such form. However, for distributions occurring prior to February 1, 2003, the Account Balance of a Participant who terminates employment after Normal Retirement Age on or after January 1, 1985 shall be used by the Trustee to purchase a qualified joint and survivor annuity which shall start to be paid as of the date his employment so terminates unless the Participant elects, with his spouse's consent prior to the date such annuity starts, that distribution be made in any other form permitted by the terms of this Plan and the rules and procedures established by the Administrator. No qualified joint and survivor annuity will be required pursuant to the preceding sentence if the Participant and his spouse were not married to each other for the one-year period ending on the annuity starting date or the first anniversary thereof, if later. The term "qualified joint and survivor annuity" means an annuity for the life of the Participant with a survivor annuity for the life of his or her spouse of 50% of the amount payable to the Participant. In purchasing any form of an annuity the assets in the Participant's accounts shall be valued in accordance with uniform rules and procedures established by the Administrator. Any election may be revoked by the Participant prior to the annuity starting date. Any election, revocation, or consent shall be made in writing, in such form and at such time as may be directed by the Administrator. Any consent by a spouse shall acknowledge the effect of such election and be witnessed by a Plan representative or notary public but shall not be required if there is no spouse, if the spouse cannot be located or if, because of such other circumstances as the Secretary of the Treasury may by regulations prescribe, such consent cannot be obtained.

(b)   *Optional Form of Distribution*. For distributions occurring prior to February 1, 2003, in lieu of a lump sum distribution, a Participant who terminates employment on or after his Normal Retirement Age or because of Permanent Disability, or a Beneficiary, may elect to receive his Account Balance paid in the form of substantially equal annual or more frequent installments over a period not to exceed the life expectancy of the Participant or the Participant and his Beneficiary, subject to the provisions of Sections 9.1(c) and 9.4.

(c)   *Annuity Form of Distribution*. For distributions occurring prior to February 1, 2003, in lieu the normal and optional forms of payment, a Participant who terminates employment on or after his Normal Retirement Age or because of Permanent Disability, or a Beneficiary, may elect to have his Account Balance applied to purchase an annuity contract that provides a fixed or variable annuity with payments not less frequently than annually to begin on a date specified in the contract. Such annuity contract shall be non-transferable except by surrender to the issuing insurance company or other issuer of the annuity contract and, if purchased for a Participant, shall be designed so that more than 50% of the reserve thereunder would be applied to provide benefits for the Participant during the period of his normal life expectancy assuming his death does not occur before the end of that period. An election for an annuity form of distribution shall be made in accordance with such and procedures established by the Administrator.

Exhibit 4.1

(d)   *Protected Benefits*. Notwithstanding paragraphs (a), (b), and (c), if the account of any Participant under any other plan is transferred to this Plan under circumstances in which the Treasury Regulations under §411(d)(6) of the Code require forms of benefit provided under such plan to be protected, such Participant shall have the right to have his account balance transferred, plus, the share of income allocable to such balance, distributed in any form provided under such prior plan.

Section 9.2 Distributions upon Termination of Employment.

(a)   *Small Account Balances*. If, at the time of a Participant's Termination of Employment, his Account Balance does not exceed $5,000, the entire amount of the Account Balance shall be distributed to such Participant as soon as administratively feasible, in accordance with rules and procedures established by the Administrator. The balance in a Participant Rollover Account shall not be included in determining whether his Account Balance exceeds $5,000 (but his Rollover Account shall also be distributed if the remainder of his Account Balance does not exceed $5,000).

(b)   *Retirement*. If a Participant incurs a Termination of Employment on or after attaining his Normal Retirement Age, and paragraph (a) does not apply to such Participant, then he may elect to receive the distribution of his Account Balance as soon as administratively feasible following such Termination of Employment, subject to the provisions of Section 9.2(d). Such distribution shall be made in the normal form provided in Section 9.1(a), unless an optional form of distribution is available as provided in Section 9.1(b) or (c). A Participant who does not elect to begin receiving his distribution at the time of his Termination of Employment may subsequently elect to withdraw all or a portion of his Account at any time in accordance with rules and procedures established by the Administrator.

(c)   *Termination of Employment Prior to Retirement*. If a Participant incurs a Termination of Employment prior to his Normal Retirement Age, and paragraph (a) does not apply to such Participant, then he may elect to receive the distribution of his Account Balance as soon as administratively feasible following such Termination of Employment, subject to the provisions of Section 9.2(d). Such distribution shall be made in the normal form provided in Section 9.1(a), unless an optional form of distribution is available as provided in Section 9.1(b) or (c). A Participant who does not elect to begin receiving his distribution at the time of his Termination of Employment may subsequently elect to withdraw all or a portion of his Account at any time prior to or after attaining Normal Retirement Age in accordance with rules and procedures established by the Administrator.

(d)   *Latest Commencement Date*. Anything else contained herein to the contrary notwithstanding, in no event shall distribution of a Participant's Account begin later than April 1 of the calendar year following the later of the calendar year in which the Participant attains the age of 70½ or incurs a Termination of Employment; provided that in the case of a Participant who is described in paragraph (a)(i) of the definition of Highly Compensated Employee in the year in which he attains the age of 70½, distribution shall commence not later than April 1 of the following calendar year even if he is still employed. Such distribution shall be paid in accordance with Treasury Regulations issued pursuant to §401(a)(9) of the Code and rules and procedures established by the Administrator.

Exhibit 4.1

Section 9.3 Payments after a Participant's Death.

(a) *Designation of Beneficiaries*. The Account of a Participant who dies before his Account has been distributed in full shall be distributed to his Beneficiary or Beneficiaries as provided herein:

(i) Each Participant may file with the Administrator, in such form as the Administrator shall from time to time require, a designation of a Beneficiary or Beneficiaries (including contingent or successive Beneficiaries). If more than one Beneficiary is designated, such designation shall also specify the manner in which payments are to be divided. In the absence of such designation, all payments shall be made to the Participant's estate. The Beneficiaries may be changed at any time or times by the filing of a new designation with the Administrator, without the necessity of obtaining the consent of any Beneficiary, subject to the rights of the Participant's spouse under clause (ii) below. No designation of a Beneficiary or change thereof shall be effective until it has been received by the Administrator. The Administrator shall be entitled to rely upon the last designation filed by the Participant prior to his death.

(ii) In the case of a Participant who is married throughout the one-year period ending on the date of his death, any Beneficiary designation which has the effect of causing any portion of a Participant's Account Balance to be paid to any Beneficiary other than the surviving spouse of the Participant shall be effective only if (i) such election is consented to, in writing, by the person who was the Participant's spouse for the one-year period ending on the date of the Participant's death, and the spouse's signature is witnessed either by a representative designated by the Administrator or by a notary public, or (ii) it is established, to the satisfaction of the Administrator, that the Participant had not been married for one year on the date of his death or that, if the Participant had been married for one year on the date of his death, that the consent of the spouse could not be obtained when the designation was filed because the Participant was unable to locate his spouse, the Participant had been abandoned by his spouse and had a court order to such effect, or that such other circumstances existed as would justify a failure to obtain the spouse's consent under §417 of the Code.

(iii) To the extent provided in any Qualified Domestic Relations Order, a former spouse of the Participant shall be treated as the Participant's spouse at the time of his death (and as having been married to the Participant for a one-year period at the time of his death).

Exhibit 4.1

(iv)   If a Participant dies without having a Beneficiary designation in force, or if at the time of the Participant's death all designated Beneficiaries have died, payment shall be made to the Participant's spouse at the time of his death if they had been married for at least one year at the time of his death; or if the Participant's spouse predeceases him or they had been married for less than one year, then in accordance with the Participant's beneficiary designation, if any, in effect under the Caterpillar Inc. Employees' Investment Plan, and if no such designation is effective, then to the Participant's estate.

(b)   *Death of a Participant*. Upon the death of a Participant, the remaining balance of the Participant's Account shall be distributed among his Beneficiaries in a lump sum as soon as administratively feasible after the Participant's death. However, a Beneficiary may elect to receive his share of the distribution in substantially equal annual or quarterly installments over a period not to exceed five years from the date of the Participant's death but in no event later than: (i) December 31 of the calendar year that includes the fifth anniversary of the Participant's death if the Participant dies before distribution of his Account has commenced or before the date specified in Section 9.2(d), or (ii) the date the amount would otherwise be distributed under the method of distribution elected by the Participant if the Participant dies after distribution of his Account has commenced or after the date specified in Section 9.2(d).

(c)   *Special Rules for Payments to Surviving Spouse*. Any distribution to a surviving spouse shall be available to such spouse within a reasonable time following the Participant's death. For this purpose, a reasonable time shall mean either 90 days or, if longer, the period of time within which other types of distributions made on Termination of Employment are customarily made. The portion of the Account payable to the surviving spouse shall be adjusted for gains and losses before it is distributed in the same manner and at the same times as Accounts are adjusted for purposes of other distributions.

Section 9.4 Purpose of Limitations; Authority of Administrator. The provisions of Sections 9.1, 9.2 and 9.3 are intended to comply with the requirements of §401(a)(9) of the Code, including specifically the minimum distribution incidental death benefit rule of §401(a)(9)(G), and Treasury Regulations §1.401(a)(9)-2 through §1.401(a)(9)-6, as issued in final form on April 16, 2002, and shall be construed accordingly. Said Code and Treasury Regulation provisions are hereby incorporated herein by this reference, and shall control over any form of distribution provided in this Plan that is inconsistent therewith. To the extent that said Treasury Regulations provide for any elections or alternative methods of compliance not specifically addressed in Sections 9.1, 9.2 and 9.3, the Administrator shall have the authority to make or revoke such election or utilize such alternative method of compliance.

Exhibit 4.1

Section 9.5 Direct Transfers. Any Participant or Alternate Payee who is entitled to receive a distribution to which this Section 9.5 applies shall have the right to direct the transfer of all or a portion of such distribution directly to an individual retirement account or annuity qualified under §408 of the Code (other than an endowment contract) (an "IRA"), or to a defined contribution pension or profit-sharing trust qualified under §401(a) of the Code, annuity plan qualified under §403(a) of the Code, or other "eligible retirement plan" as defined in §401(a)(31) of the Code, which will accept such a transfer, provided that the amount so transferred must either be the entire amount of such distribution or must be at least $500. The surviving spouse of a Participant shall similarly be entitled to direct the transfer of all or a portion of any distribution to which this Section 9.5 applies, but in the case of a distribution received prior to January 1, 2002, only to an IRA. The Administrator shall furnish each Participant, Alternate Payee or surviving spouse to whom this Section 9.5 applies with a notice describing his right to a direct transfer and the tax consequences of a distribution. Such notice shall be furnished not more than 90 days nor less than 30 days before the Participant, Alternate Payee or surviving spouse is entitled to receive such distribution, and no distribution shall be made until 30 days after he has received such notice unless he waives such 30 day period. The provisions of this Section 9.5 shall apply to all distributions from the Trust which exceed $200, except for the portion of any distribution that is necessary to meet the minimum distribution requirements of §401(a)(9) of the Code and any hardship withdrawal. The Administrator may adopt administrative procedures to implement direct transfers, which may vary the time periods and minimum amounts set forth above, to the extent consistent with final Treasury Regulations issued under §401(a)(31) of the Code. The Administrator shall also adopt procedures providing for the automatic direct rollover of distributions that exceed $1,000 if the Member or Beneficiary does not affirmatively elect to receive such distribution, which procedures shall take effect after the promulgation of regulations implementing §657(c)(2)(A) of the Economic Growth and Tax Relief Reconciliation Act of 2001, in accordance with such regulations.

Section 9.6 Missing Participants and Beneficiaries. If a portion of an Account remains to be distributed to a Participant or Beneficiary at a time when the Administrator is unable to locate the Participant or Beneficiary, then at the direction of the Sponsor such Account shall be applied to reduce the amount of Contributions that the Employers would otherwise be required to contribute to the Plan, but if the Participant or Beneficiary later asserts a proper claim for such distribution, or if the person who would be entitled to receive such distribution upon the death of such Participant or Beneficiary establishes that such Participant or Beneficiary has died, then such account shall be restored and the Employers shall contribute any additional amount necessary to restore such Account.

Section 9.7 Payment With Respect to Incapacitated Participants or Beneficiaries. If any person entitled to a distribution of benefits under the Plan is under a legal disability, or in the Administrator's opinion, is incapacitated in any way so as to be unable to manage his financial affairs, the Administrator may direct the payment of such distribution to such person's legal representative or to a relative or friend of such person for such person's benefit or the Trustee may direct the application of such benefits to the benefit of such person. Payments made in accordance with this Section 9.7 shall discharge all liabilities for such distribution under the Plan.

Section 9.8 Limitation on Liability for Distributions. Anything else contained herein to the contrary notwithstanding, any distribution made under any provision of this Article IX to a person whom the Administrator determines in good faith to be entitled to receive such distribution shall fully discharge the Plan's obligation to make such distribution, and neither the Plan, the Trustee, the Administrator, the Sponsor nor any Employer shall have any further liability with respect to such distribution to the Participant or any other person claiming through him.

Exhibit 4.1

Section 9.9 In-Service Withdrawals.

(a)   *Non-Hardship Withdrawals*. Participants shall be permitted to make withdrawals from their Rollover Account at any time. Participants shall be permitted to make withdrawals from their 401(k) Contributions Account and Matching Contributions Account without demonstrating a financial hardship after they have attained the age of 59½, in accordance with rules and procedures established by the Administrator.

(b)   *Hardship Withdrawals*. A Participant may receive a hardship withdrawal as provided below:

   (i)   Subject to the limitations set forth below, hardship withdrawal may be made from the Participant's 401(k) Contributions Account.

   (ii)   A hardship withdrawal can only be made because of:

      (A) the Participant's need to pay medical expenses (as defined in §213(d) of the Code) for the Participant, his spouse, or one of his dependents (as defined in §152 of the Code);

      (B) the Participant's need to purchase the Participant's principal residence (excluding mortgage payments);

      (C) the Participant's need to pay tuition, related fees, and room and board for up to twelve months of post-secondary education for the Participant, his spouse, one of his children, or one of his dependents (as defined in §152 of the Code); or

      (D) the Participant's need to pay rent to avoid eviction from his principal residence, or mortgage payments to avoid foreclosure on his principal residence.

   (iii)   A hardship withdrawal must be limited to the amount reasonably necessary to satisfy the financial need described above (after payment of all income taxes and penalties on the withdrawal). A withdrawal will be considered reasonably necessary to satisfy a financial need only if it satisfies the following criteria:

      (A) the Participant has obtained all other distributions permitted under paragraph (a) and loans permitted under Section 9.10,

      (B) the Participant's elective deferrals (as hereinafter defined) are suspended for a period of at least twelve months (six months in the case of a hardship withdrawal made after December 31, 2001) after the withdrawal under all plans maintained by any Employer or Affiliate, and

      (C) the maximum amount of such elective deferrals for the calendar year following the year of the withdrawal are limited to the amount set forth in Section 6.2 reduced by all elective deferrals made prior to the withdrawal in the year of the withdrawal. For this purpose, the term elective deferrals includes 401(k) Contributions and all compensation the payment of which is deferred on a pre-tax basis, including that deferred under non-qualified plans.

Exhibit 4.1

(iv) A hardship withdrawal that is charged to the 401(k) Contributions Account may not exceed the lesser of the (A) current balance of the Account or (B) the excess of the total amount of 401(k) Contributions made to the Account over all previous hardship withdrawals.

(v) If the Participant has an ESOP Account or an ESOP sub-Account (as described in Supplement E), then he must elect to have paid to him all cash dividends that are subject to the dividend election provisions described in Section E-3 of Supplement E, effective as of the first date allowed for new elections or changes in elections in accordance with the provisions of Section E-3.

(c) *Limitations on Withdrawals*. The Administrator may adopt uniform and non-discriminatory procedures imposing limitations on the number, frequency, or amount of hardships pursuant to this Section 9.9. For hardship withdrawals occurring prior to February 1, 2003, a married Participant must obtain the consent of his spouse prior to a hardship withdrawal, except that no spousal consent will be required if the Participant and his spouse were not married to each other for the one-year period ending on the effective date of such withdrawal. Any consent by a spouse shall be in writing and shall acknowledge the effect of such election and be witnessed by a Plan representative or notary public but shall not be required if there is no spouse, if the spouse cannot be located or if, because of such other circumstances as the Secretary of the Treasury may by regulations prescribe, such consent cannot be obtained.

(d) *Treatment of Withdrawals*. Except as otherwise specifically provided herein, a withdrawal shall be treated as a distribution for all purposes of the Plan.

Section 9.10 Loans.

(a) *Eligibility for Loans*. An Active Participant, or an Inactive Participant who is still an Employee, may borrow against his Account Balance subject to the provisions set forth herein. For loans occurring prior to February 1, 2003, a married Participant must obtain the consent of his spouse prior to the loan. No spousal consent will be required pursuant to the preceding sentence if the Participant and his spouse were not married to each other for the one-year period ending on the effective date of such loan. Any consent by a spouse shall be in writing and shall acknowledge the effect of such election and be witnessed by a Plan representative or notary public but shall not be required if there is no spouse, if the spouse cannot be located or if, because of such other circumstances as the Secretary of the Treasury may by regulations prescribe, such consent cannot be obtained. Such loans shall be available to all Participants on a reasonably equivalent basis and shall not be made available to Highly Compensated Employees, officers or shareholders in an amount greater than the amount (stated as a percentage of the Participant's Account) made available to other Participants. Inactive Participants who are no longer Employees and Beneficiaries of deceased Participants shall be entitled to borrow from the Plan only if they are "parties in interest" as defined in §3(14) of ERISA at the time the loan is requested. Loans to such Inactive Participants and Beneficiaries shall be governed by the same rules as provided in this Section, with such modifications as the Administrator may determine to be appropriate to reflect the lack of an employment relationship. Any loan under the Plan made on or before December 31, 1986 shall be governed by the terms of the Plan in effect on or before that date.

Exhibit 4.1

(b)   *Maximum Amount of Loans*. A loan to any Participant, when added to the outstanding balance of all other loans to him from the Plan, shall not exceed the lesser of (i) 50 percent of the Participant's Account Balance or (ii) $50,000 reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the loan over (B) the outstanding balance of loans from the Plan on the date of the loan.

(c)   *Payment Terms*. Each loan to a Participant shall provide for repayment over a period not to exceed five years, or a longer term in the case of a loan that is used to acquire any dwelling unit which within a reasonable time is used (determined at the time the loan is made) as the principal residence of the Participant. Each such loan shall provide for substantially level amortization (with payments not less frequently than quarterly) over the term of the loan. Notwithstanding the foregoing, payments shall be suspended during any Leave of Absence; provided that, except for Qualified Military Service, the period during which payments are suspended shall not exceed one year, and shall not have the effect of extending the term of the loan.

(d)   *Interest Rate*. Each such loan shall bear interest at a reasonable rate to be determined by the Trustee in a nondiscriminatory manner, taking into consideration interest rates currently being charged by commercial lending institutions for similar loans.

(e)   *Collateral and Enforcement*. Each loan made to a Participant shall be secured by not more than 50 percent of the vested portion of the Participant's Account. Each Participant who is an Employee shall be required to execute a wage withholding agreement providing for payments of principal and interest to be withheld from his compensation. Each loan shall also provide that Termination of Employment by the Participant is an event of default, whether or not a distribution is made from the Participant's Account, permitting the balance of the loan to be offset against the Participant's Account. Anything else contained herein to the contrary notwithstanding, no amount shall be offset against a Participant's 401(k) Contributions Account except at a time that a distribution would be permitted to the Participant, whether or not a loan is treated as a distribution for tax purposes under §72(p) of the Code.

(f)   *Accounting Treatment*. The loan shall for purposes of Article VII be treated as an investment of the funds credited to the Participant's Account. For purposes of the accounting adjustments provided for by Article VII as of each Accounting Date until the loan is repaid in full, the Administrator shall reduce the Participant's Account Balance by the unpaid balance on such loan and shall increase his Account by the amount of interest and other payments made by the Participant. Each such reduction or increase shall be applied to the Participant's Account and the investment funds in which his Account is invested in such proportions as he may specify in accordance rules and procedures adopted by the Administrator, or, if he fails to specify the proportions, shall be applied proportionately to such investment funds.

(g)   *Other Restrictions*. No loan shall be made to any Participant in an amount of less than $1,000, or such lesser amount as the Administrator may establish on a uniform basis. The Administrator may establish additional restrictions on the number, frequency, or terms of loans, provided that such restrictions are applied in a uniform and non-discriminatory manner and do not cause loans to fail to be available to Participants on a reasonably equivalent basis.

Exhibit 4.1

ARTICLE X
PLAN ADMINISTRATION

Section 10.1 General Fiduciary Standard of Conduct. Each fiduciary under this Plan shall discharge his duties hereunder solely in the interest of the Participants and their Beneficiaries and for the exclusive purpose of providing benefits to the Participants and their Beneficiaries and defraying the reasonable expenses of administering the Plan and the Trust. Each fiduciary shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man, acting in a like capacity and familiar with such matters, would use in the conduct of an enterprise of a like character and with like aims, in accordance with the documents and instruments governing the Plan and the Trust, insofar as such documents and instruments are consistent with this standard.

Section 10.2 Allocation of Responsibility Among Fiduciaries. The fiduciaries shall have only those specific powers, duties, responsibilities and obligations specifically delegated to them under the Plan and the Trust. The Sponsor, the Administrator (if other than the Sponsor), members of the Benefit Funds Committee, the Trustee, if any, and any investment manager shall each be a "named fiduciary" as defined in §402(a)(2) of ERISA. The Administrator may delegate fiduciary duties (other than trustee duties) to persons other than named fiduciaries, and may approve any allocation of fiduciary duties among named fiduciaries, as provided in §405(c) of ERISA. If there is more than one Trustee, they may enter into agreements among themselves with respect to the allocation of trustee responsibilities with the consent of the Administrator as provided in §405(b) of ERISA.

Section 10.3 Administrator. The Administrator of the Plan shall be the Investment Plan Committee consisting of not less that three nor more than five members who shall be appointed by, and shall serve at the pleasure of, the Chairman of the Board of the Sponsor or such other officer of the Sponsor as he shall designate and all vacancies in the membership of the committee, howsoever caused, shall be similarly filled. In the absence of the Chairman of the Board and his designee, if any, or if neither is able to act for any reason, any Vice President of the Sponsor may act under this subsection as though he were the designee of the Chairman of the Board for such purpose. In the administration of the Plan, the committee shall act by a majority of its then members, by meeting or by writing signed without meeting. The committee may execute any instrument or document by signing one instrument or document or multiple counterparts of such instrument or document, and may authorize any member thereof, or other agent, to sign any document on behalf of the committee.

The Administrator shall be the "plan administrator" as defined in §414(g) of the Code, and the "administrator" as defined in §3(16)(A) of ERISA. The Administrator shall have the duty to file such plan descriptions and annual reports as may be required by ERISA or similar legislation and shall be designated to accept service of legal process and any other notices for the Plan. The Administrator shall also furnish each Participant with a summary plan description, a summary annual report, and all other notices and other documents required by ERISA, the Code or this Plan.

Section 10.4 Powers and Duties of Administrator. In addition to all other powers and duties set forth herein, the Administrator shall have all necessary power to accomplish its duties under the Plan, including, but not limited to, the power to:

(a)   construe and interpret the Plan, decide all questions of eligibility and determine the amount, manner and time of payment of any benefits hereunder;

(b)   prescribe procedures to be followed by Participants or Beneficiaries filing applications for benefits or taking any other action under the Plan;

Exhibit 4.1

(c)   assist any Participant regarding any rights, benefits or elections available under the Plan;

(d)   adopt reasonable procedures for determining whether any order, judgment or decree constitutes a Qualified Domestic Relations Order, and notify the Participant and all alternative payees affected as to the results of its determinations;

(e)   direct the Trustee with respect to the amount and type of benefits to which any Participant or Beneficiary shall be entitled hereunder and with respect to other disbursements from the Trust;

(f)   to the extent permitted under the Trust Agreement, direct the Trustee with respect to the investments of the Trust;

(g)   receive from the Employers and from Participants such information as shall be necessary for the proper administration of the Plan;

(h)   furnish the Employers, upon request, such annual reports with respect to the administration of the Plan as are reasonable and appropriate;

(i)   maintain all the necessary records for the administration of the Plan;

(j)   receive, review and keep on file (as it deems convenient and proper) reports of benefit payments made by the Trustee and reports of disbursements for expenses directed by it; and

(k)   do all other acts which the Administrator deems necessary or proper to accomplish and implement its responsibilities under the Plan.

Any rule or procedure adopted by the Administrator, or any decision, ruling or determination made by the Administrator, in good faith and in accordance with the applicable fiduciary standards of ERISA shall be final, binding and conclusive on all Employers, Employees, Participants, Beneficiaries and all persons claiming through them. Rules and procedures adopted by the Administrator in accordance with this Section 10.4 may alter any provision of the Plan that is ministerial or administrative in nature, including varying the time required for performing any act if such time is not specified by law or regulation, without a formal amendment to the Plan. Wherever this Plan provides for any action to be taken or election to be made by a Participant or Beneficiary, the Administrator may establish procedures providing for such action to be taken or election to be made through the use of electronic mail, a telephone voice response system, or other electronic means, to the extent permitted by applicable law. Any delegation of authority made, rule or procedure adopted, or other action taken, by the Administrator shall remain valid and in effect until changed in accordance with this Plan.

Section 10.5 Compensation and Expenses. All fiduciaries and who are Employees shall serve without additional compensation for their services hereunder. Professional Trustees and investment managers shall be paid such compensation as may be agreed upon by the Administrator. All expenses of the administration of the Plan, including expenses incurred in the hiring of consultants, advisors, investment managers, attorneys and accountants, shall be paid by the Employers to the extent that such expenses are not paid out of the Trust.

Exhibit 4.1

Section 10.6 Indemnification by Employers. The Employers shall indemnify the Administrator, all officers, employees, members and managers of the Administrator, and each Trustee for, and hold them harmless from and against, any and all liabilities, losses, costs or expenses (including reasonable attorneys' fees) of whatsoever kind and nature which may be imposed on, incurred by or asserted against them at any time by reason of their service under the Plan or the Trust as long as they did not act dishonestly or engage in willful misconduct or gross negligence in their official capacities hereunder, including all expenses reasonably incurred in their defense if the Employers fail to provide such defense.

Section 10.7 Service in Multiple Capacities. Any person may serve in more than one fiduciary capacity hereunder, including but not limited to service as a member of the Investment Plan Committee, a member of the Benefit Funds Committee, and as a Trustee.

Section 10.8 Claims Procedure.

(a) *Filing of Claim.* A Participant or Beneficiary, or any other person claiming the right to a benefit of any type under the Plan (a "claimant"), must, as a prerequisite to payment of such benefit, file a claim for such benefit in accordance with the procedures of this Section 10.8, provided that nothing contained herein shall preclude the Administrator from establishing procedures for the routine payment of benefits without the filing of a formal claim in undisputed cases. Claims for benefits shall be filed with the Administrator using forms prescribed by the Administrator and shall authorize the Administrator to conduct such examinations as may be necessary to determine the validity of the claim and to take such steps as may be necessary to facilitate the payment of any benefits to which the claimant may be entitled under the terms of the Plan. All claims for benefit shall be filed not later than one year after the claimant knows, or with the exercise of reasonable diligence would know, of the basis for the claim. Nothing in the preceding sentence shall be construed to permit the forfeiture of any Participant's undisputed benefit solely by reason of the failure to file a claim within any period after such claim becomes payable or otherwise to conflict with Section 9.6.

(b) *Notice of Denial.* Whenever a claim for benefits by the claimant has been denied by the Administrator, a written notice of denial shall be given to the claimant, prepared in a manner calculated to be understood by him without legal assistance and setting forth the specific reasons for the denial and explaining the procedure for an appeal and review of the decision by the Administrator, and the claimant's right to file an action under §502 of ERISA, subject to paragraph (d), if the appeal is unsuccessful. Such notice shall be furnished not later than 90 days after the claim has been filed (which 90 day period may be extended for up to an additional 90 days if special circumstances require and notice of the extension, explaining the reason for the extension and an estimate of when the review of the claim will be completed, is furnished to the claimant prior to the end of the first 90 day period).

Exhibit 4.1

(c) *Review of Denial*. A claimant whose claim is denied, or his authorized representative, may request a review upon written application to the Administrator within 60 days after receiving notice of the denial. In connection with such application, the claimant or his authorized representative may review pertinent documents and may submit issues and comments in writing. If such an application is made, the Administrator shall make a full and fair review of the denial of the claim and shall make a decision not later than 60 days after receipt of the application, unless special circumstances (such as the need to hold a hearing) require an extension of time, in which case a decision shall be made as soon as possible but not later than 120 days after receipt of the request for review, and written notice of the extension, explaining the reason for the extension and an estimate of when the review of the appeal will be completed, shall be given to the claimant before the commencement of the extension. The decision on review shall be in writing and shall include specific reasons for the decision and specific references to the pertinent provisions of the Plan on which the decision is based.

(d) *Limitations on Lawsuits*. In consideration of being permitted to participate in this Plan, each Participant agrees, on behalf of himself and each of his Beneficiaries and all other persons claiming through him, that he will not file any action in law or equity, including any action under §502 of ERISA, or any proceeding before any administrative agency, for any benefit under the Plan without first complying with the claim and appeal provisions of this Section 10.8, including the time limits contained herein, and in any event more than 90 days after being notified of the decision on appeal.

Section 10.9 Qualified Domestic Relations Orders.

(a) *Distribution in Accordance with QDRO*. Notwithstanding Section 12.2 or anything else in the Plan to the contrary, a Participant's Accounts may be distributed to an Alternate Payee in accordance with a Qualified Domestic Relations Order.

(b) *Procedure on Receipt of Order*. After receipt of an order that is a potential Qualified Domestic Relations Order, the Administrator shall (i) promptly notify the affected Participant and any Alternate Payee of the receipt of such order and the Administrator's procedure for determining qualified status of such orders, and (ii) within a reasonable period after receipt shall determine whether the order is a Qualified Domestic Relations Order and notify the Participant and each Alternate Payee of such determination.

(c) *Determination of Status of Orders*. The Administrator shall establish a procedure to determine the qualified status of such orders and to administer Plan distributions in accordance with Qualified Domestic Relations Orders. Such procedure shall be in writing, shall include a provision specifying the notification requirements enumerated in the preceding paragraph, shall permit an Alternate Payee to designate a representative for receipt of communications from the Administrator and shall include such other provisions as the Administrator determines, consistent with §401(a)(13) of the Code and §206(d)(3) of ERISA.

(d) *Segregation of Accounts*. During any period in which the issue of the qualified status of such an order is being determined (by the Administrator, a court of competent jurisdiction or otherwise), the Plan shall separately account for the amounts, if any, which would have been payable to the Alternate Payee during such period if the order had been determined to be a Qualified Domestic Relations Order.

Exhibit 4.1

(e)   *Payment after Determination of Status*. If an order is determined to be a Qualified Domestic Relations Order within the 18-month period after distribution of the Participant's Accounts would otherwise be required, then payment from the segregated account shall be made to the appropriate Alternate Payee. If such a determination is not made within the 18-month period, the segregated account shall be returned to the Participant's Account under the Plan and shall be paid at the time and the manner provided under the Plan as if no order had been received. Any subsequent determination that the order is a Qualified Domestic Relations Order shall be applied prospectively only.

(f)   *Pre-1985 Orders*. An order that was entered prior to January 1, 1985 and that does not meet the requirements of a Qualified Domestic Relations Order, shall nevertheless be treated as a Qualified Domestic Relations Order if benefits were being paid pursuant to such order on such date, and, otherwise may be treated as a Qualified Domestic Relations Order in the Administrator's discretion.

ARTICLE XI
AMENDMENT, TERMINATION OR MERGER OF PLAN

Section 11.1 Amendment.

(a)   *Authority to Amend*. The Sponsor shall have the right at any time to amend in whole or in part any or all of the provisions of this Plan by action taken in accordance with Section 12.3, except as expressly set forth below. The Administrator shall have the authority by action in the manner provided in Section 10.3 to adopt amendments to the Plan that are necessary or appropriate to preserve the tax qualified status of the Plan or to comply with any applicable law (including any amendments required by the Internal Revenue Service as a condition to the issuance of a favorable determination letter) or to clarify any provision of the Plan or to resolve any inconsistency or ambiguity in its provisions, or that are technical, administrative or ministerial in nature, or to take any action that under any provision of this Plan is treated as an amendment. The Administrator may also amend the Plan by action in accordance with Section 10.3 in any manner that does not change the amount of Employer Contributions or Participant Contributions to be made under the Plan, provided that the cost to the Employers of any such amendment shall not exceed $500,000 per year or result in a substantial change of the duties and responsibilities of the Administrator. The Vice President - Human Services Division of the Sponsor, or its delegate, may amend the Plan in any manner that does not increase the cost to Employers under the Plan by more than $500,000 per year and that does not result in a substantial change in the duties and responsibilities of the Investment Plan Committee or the Benefit Funds Committee.

(b)   *No Reversionary Amendments*. Except as expressly provided in Section 12.12 below, no amendment may result in, authorize or permit any part of the Trust, the income from the Trust or any Plan assets to be distributed to or for the benefit of anyone other than the Participants and their Beneficiaries.

Exhibit 4.1

(c)   *No Benefit Reductions*. No amendment may be adopted which will reduce any Participant's Account Balance or the vested portion thereof to an amount less than the Account Balance or the vested portion thereof that the Participant would be entitled to receive if he had resigned from the employ of all Employers and Affiliates immediately prior to the latter of the adoption date or election date of such amendment. Except as otherwise provided in Treasury Regulations issued pursuant to §411(d)(6) of the Code, an amendment that eliminates or reduces an early retirement benefit or retirement-type subsidy, or that eliminates an optional form of benefit, with respect to a Participant's Account Balance shall be treated as reducing the Participant's Account Balance for this purpose.

Section 11.2 Termination.

(a)   *Complete Termination*. The Sponsor may terminate the Plan as to all Employers at any time by written notice to all of the Employers.

(b)   *Termination by an Employer*. The Plan will terminate as to any Employer on the earliest date on which either of the events described in (i) and (ii) below has occurred with respect to that employer:

    (i)   Any date that the Plan is terminated with respect to an Employer by action of that Employer provided that the Sponsor has been given prior written notice of such termination; or

    (ii)   Any date an Employer completely discontinues its Contributions under the Plan.

Section 11.3 Plan Merger or Consolidation. The Sponsor may cause the Plan or the Trust to be merged or consolidated with, or may transfer the assets or liabilities under the Plan to, any other qualified plan or from any other qualified plan provided that the documents and other arrangements regarding such merger, consolidation or transfer provide safeguards which would cause each Participant in the Plan, if the Plan terminated, to receive a benefit in the event of a termination immediately after such merger, consolidation or transfer which is equal to or greater than the benefit the Participant would have been entitled to receive if the Plan had terminated immediately prior to such merger, consolidation or transfer.


ARTICLE XII
GENERAL PROVISIONS


Section 12.1 No Employment Guarantee. Neither the establishment of the Plan nor any modification thereof, nor the creation of any fund or account, nor the payment of any benefits shall be construed as giving to any Participant or other person any legal or equitable right against the Sponsor, any Employer, the Administrator or the Trustee except as herein provided. Under no circumstances shall the terms of employment with an Employer of any Participant be modified or in any way affected hereby. The maintenance of this Plan shall not constitute a contract of employment with any Employer. Participation in the Plan will not give any Participant a right to be retained as an employee of any Employer.

Exhibit 4.1

Section 12.2 Nonalienation of Plan Benefits. The rights or interests of any Participant or any Participant's Beneficiaries to any benefits or future payments hereunder shall not be subject to attachment or garnishment or other legal process by any creditor of any such Participant or beneficiary nor shall any such Participant or beneficiary have any right to alienate, anticipate, commute, pledge, encumber or assign any of the benefits or rights which he may expect to receive, contingently or otherwise under this Plan except as may be required by Section 10.9 or otherwise by applicable law that is not pre-empted by ERISA.

Section 12.3 Action by Sponsor or Employer. Any action required or permitted to be taken by the Sponsor may be authorized by the Board of Directors of the Sponsor or its delegate. Any action required or permitted to be taken by an Employer other than the Sponsor shall be taken by the board of directors (or comparable authority of an Employer not organized as a corporation) of such Employer or by a person or committee of persons authorized to act by said board of directors.

Section 12.4 Applicable Law. The Plan and the Trust shall be construed in accordance with the provisions of ERISA and other applicable federal laws. To the extent not inconsistent with such laws, this Plan shall be construed in accordance with the laws of the State of Illinois.

Section 12.5 Participant Litigation. In any action or proceeding regarding the Plan assets or any property constituting a portion or all thereof or regarding the administration of the Plan, employees or former employees of an Employer or their beneficiaries or any other persons having or claiming to have an interest in this Plan shall not be necessary parties and shall not be entitled to any notice or process. Any final judgment which is not appealed or appealable and may be entered in any such action or proceeding shall be binding and conclusive on the parties hereto and all persons having or claiming to have any interest in this Plan. To the extent permitted by law, if a legal action is begun against the Sponsor, an Employer, the Administrator, or the Trustee by or on behalf of any person and such action results adversely to such person or if a legal action arises because of conflicting claims to a Participant's or other person's benefits, the costs to the Sponsor, an Employer, the Administrator, or the Trustee of defending the action will be charged to the amounts, if any, which were involved in the action or were payable to the Participant or other person concerned. To the extent permitted by applicable law, acceptance of participation in this Plan shall constitute a release of the Sponsor, each Employer, the Administrator, and the Trustee and their respective agents from any and all liability and obligation not involving willful misconduct or gross neglect.

Section 12.6 Participant and Beneficiary Duties. Persons entitled to benefits under the Plan shall file with the Administrator from time to time such person's post office address and each change of post office address. Each such person entitled to benefits under the Plan also shall furnish the Administrator with all appropriate documents, evidence, data or information which the Administrator considers necessary or desirable in administering the Plan. Each Participant and Beneficiary shall be responsible to review benefits statements, notices and other Plan communications and to notify the Administrator of any error or disagreement concerning such communication within a reasonable period of time but not more than sixty days after receipt of such communication. A Participant or Beneficiary who fails to timely notify the Administrator of an error or disagreement concerning a benefits statement, notice or other Plan communication shall be deemed to have waived objection to such error or disagreement. Any notice or document will be properly filed with the Administrator if it is delivered by hand or sent by certified or registered mail, postage prepaid, or by reputable overnight courier or facsimile transmission, to the Administrator in care of the Sponsor at its principal executive offices. Notices shall be deemed given as of the date of delivery or, if delivery is made by mail, as of five business days after the date shown on the postmark on the receipt for registration or certification.

Exhibit 4.1

Section 12.7 Adequacy of Evidence. Evidence that is required of anyone under this Plan shall be executed or presented by proper individuals or parties and may be in the form of certificates, affidavits, documents or other information which the person acting on such evidence considers pertinent and reliable.

Section 12.8 Notice to Participants and Beneficiaries. A notice delivered to a Participant or Beneficiary by hand or sent by first class mail, reputable overnight courier, or facsimile transmission addressed to the Participant or Beneficiary at his last address filed with the Administrator will be binding on the Participant or Beneficiary for all purposes of the Plan as of the date transmitted.

Section 12.9 Waiver of Notice. Any notice under this Plan may be waived by the person entitled to notice.

Section 12.10 Successors. This Plan will be binding on the Sponsor and Employers, and on all persons entitled to benefits hereunder, and their respective successor, heirs and legal representatives.

Section 12.11 Severability. If any provision of this Plan shall be held illegal or invalid for any reason, such illegal or invalid provision shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if such illegal or invalid provisions had never been contained in the Plan.

Section 12.12 Nonreversion.

(a)   *Prohibition on Reversions*. The Employers have no right, title or interest in the assets of the Plan or in Trust and no portion of the Trust or the assets of the Plan or interest therein shall at any time revert or be repaid to the Employers, except as otherwise provided in paragraph (b).

(b)   Notwithstanding paragraph (a), the following Employer Contributions may be returned to an Employer:

(i)   Employer Contributions which are made as a result of a good faith mistake of fact may be returned to the Employer making the Contributions within 12 months after the Contribution is made by the Employer.

(ii)   All Employer Contributions are conditioned upon the assumption that such Contributions are deductible under §404 of the Code, and shall be returned to the Employer that made such Contribution to the extent the Employer's deduction is disallowed. Such amount shall be returned within 12 months after the final conclusion of all administrative and judicial proceedings with respect to the disallowance of such deduction.

(iii) If the Sponsor submits an application to the Internal Revenue Service not later than the end of the remedial amendment period, as defined for purposes of §401(b) of the Code, for a determination that the Plan is qualified under §401(a) of the Code and the Internal Revenue Service determines that the Plan is not so qualified, and either the period for filing an action for a declaratory judgment challenging such determination expires or such an action is filed and is unsuccessful, the Plan shall terminate and all Contributions be returned to the Employers who made them.

Exhibit 4.1

(iv) Upon termination of the Plan, any remaining balance in the Section 415 Suspense Account shall revert to the Employers, in such proportions as the Sponsor shall determine.

(c) *General Limitations on Returns*. The amount returned to an Employer pursuant to subparagraph (b)(i) or (b)(ii) shall be the excess, if any, of the amount actually contributed over the amount that either would have been contributed had the mistake not occurred, or that is determined to be deductible, as applicable. Such amount shall be reduced by a pro rata share of any losses incurred by the Trust, but shall not include any earnings. A Contribution may be returned even though it has been allocated to a Participant's Account, and such Account may be reduced accordingly, but in no event shall any account be reduced below the amount that would have been allocated to it if the mistaken or non-deductible Contribution had not been made. If the amount returned under any provision of paragraph (b) represents a 401(k) Contribution, it shall be promptly paid by the Employer to the Participant.

IN WITNESS WHEREOF, the Investment Plan Committee has caused this amendment to be executed by its members this 19th day of December, 2002.

CATERPILLAR INC.

/s/ R. P. Lavin

/s/ Glen A. Barton

/s/ D. R. Oberhelman

/s/ J. W. Owens

As Investment Plan Committee
Members As Aforesaid

SUPPLEMENT A

[Intentionally Blank]

SUPPLEMENT B
Participating Groups

The Employees set forth below are eligible to participate in the Plan:

(0AX) CLS - Germany GMBH & Co - Management Employees

(0BI) Nexus International Inc. - Management & Salaried Employees

(0BU) CLS - European HQ - Management Employees

(0BZ) CLS - Reno, NV - Management & Non-Bargaining Hourly Employees

(0CP) Tuscon Proving Grounds - Management & Salaried Employees

(0CV) Track Type Tractors - Management & Salaried Employees

(0CX) Cat Commerical Services Ltd. - Management Employees

(0CZ) Transmission Business Unit - Management & Salaried Employees

(0DH) Caterpillar Asia PTE Ltd. - Management Employees

(0DK) FG Wilson Engineering Ltd. - Management Employees

(0DL) CLS/CBT - Fisher - Cincinnati, Ohio - Management, Salaried & Non-Bargaining Hourly Employees

(0DN) Cat Logistics Technical Services LLC - Management & Salaried Employees

(0DQ) Building Construction Products - Clayton, NC - Management & Salaried Employees

(0DR) Caterpillar Agricultural Products - Management, Salaried & Non-Bargaining Hourly Employees

(0DV) High Performance Rubber - Boonville, MO - Management & Salaried Employees

(0DX) Perkins Engine Company Ltd. - Management & Salaried Employees

(0DZ) CLS-Lancaster, OH - Management & Salaried Employees

(0EN) Building Transmission Unit - Leland, Wilmington - Management & Salaried Employees

(0EO) Rockwood, TN - Management & Salaried Employees

(0FA) CLS - Moline, IL - Management & Non-Bargaining Hourly Employees

(0FH) CLS/Saab - Allentown, PA - Management & Non-Bargaining Hourly Employees

(0FI) CLS/Saab - Union City, California - Management & Non-Bargaining Hourly Employees

(0FM) CLS/Kennametal - Cincinnati, Ohio - Management & Salaried Employees

(0FN) CLS - Joliet, IL - Management & Salaried Employees

(0FQ) CLS - Indianapolis, IN - Management, Salaried & Non-Bargaining Hourly Employees

(0FY) Caterpillar Work Tools Inc. - Management & Non-Bargaining Hourly Employees

(0GJ) MAK Americas, Inc. - Management & Salaried Employees

(0GN) Greenville, SC - Management & Salaried Employees

(0HD) CLS/Amer. Tool - Greenfield, Indiana - Management, Salaried & Non-Bargaining Hourly Employees

(0HI) CLS/Siemens - Allentown, PA - Management & Non-Bargaining Hourly Employees

(0HK) Jefferson, GA - Management & Salaried Employees

(0HL) Booneville/Prentiss MS - Management & Salaried Employees

(0HN) CLS - Hayward, CA - Management & Non-Bargaining Hourly Employees

(0HP) Precision Management Casting - Dyersburg, Tennessee - Management Employees & Salaried Employees

(0HQ) Cat Financial Funding Corp. - Salaried Employees

(0HU) Cat Power Systems, Inc. - Tokyo - Management Employees

(0HW) Caterpillar Redistribution Services - Irving, TX - Management & Salaried Employees

(0IK) Caterpillar Precision Seals - Franklin, NC - Management & Salaried Employees

(0JA) Building Construction Products - Sanford, NC - Management & Salaried Employees

(0JI) Precision Engine Components - Morganton, NC - Salaried Employees

(0JL) Precision Pin Products - Sumter, SC - Management & Salaried Employees

(0JM) High Performance Extrusions - Oxford, MS - Management & Salaried Employees

(0JN) CLS/New Holland - Columbus, OH - Management & Non-Bargaining Hourly Employees

(0JO) CLS/New Holland - Omaha, NE - Management & Non-Bargaining Hourly Employees

(0JP) Los Angeles, CA RDC - Management & Salaried Employees

(0JR) Cat Power Ventures Corp. - Nashville, TN - Management & Salaried Employees

(0JS) Cat Track Components - Danville, KY - Management & Salaried Employees

(0JU) MAK Motoren - Kiel, Germany - Management Employees

(0J2) CLS/Standard Textiles - Hebron, KY - Management & Non-Bargaining Hourly Employees

(0J5) Waco Articulated Truck Mfg Facility - Waco, TX - Management & Salaried Employees

(0KD) Cat Financial Asset Sales Corp. - Salaried Employees

(0KE) CLS/DRA - Plainfield, Indiana - Management & Non-Bargaining Hourly Employees

(0KO) West Plains, MO - Management & Salaried Employees

(0KX) Cat CLAAS America LLC - Management & Salaried Employees

(0K2) Caterpillar Asia Limited - Management Employees

(0LE) Griffin, GA - Management & Salaried Employees

(0LF) Caterpillar Impact Product, Ltd - Management Employees

(0LG) LaGrange, GA - Management & Salaried Employees

(0LM) Cat Financial Receivables Corp. - Management & Salaried Employees

(0LS) F.G. Wilson - Newberry, SC

(0LU) Cat Americas Services Company - Management & Salaried Employees

(0LV) Cat Work Tools, B.V. - Management Employees

(0LW) Thomasville, GA - Management & Salaried Employees

(0LY) CLS/Allied Signal - Utah - Management & Non-Bargaining Hourly Employees

(0L5) Caterpillar Industrial Products, Inc. - Management & Salaried Employees

(0L6) Cat Intangibles Holding Company - Management & Salaried Employees

(0MF) Cat Thailand Ltd. - Management Employees

(0MI) Emporia, KS - Management & Salaried Employees

(0MP) All Parts International, Inc. - Salaried & Non-Bargaining Hourly Employees

(0MQ) CLS - Lafayette, IN - Management & Non-Bargaining Hourly Employees

(0MV) Caterpillar CMC, LLC - Management & Salaried Employees

(0M5) Building Construction Products - Cary, NC - Management & Salaried Employees

(0M9) Cat Commercial SA - Management Employees

(0ND) CLS - Bessemer, AL - Management & Non-Bargaining Hourly Employees

(0NY) Smithfield, NC - Management & Non-Bargaining Hourly Employees

(0N1) Corporate Information Services - Management & Salaried Employees

(0N4) Engine Products Division - Mossville Plant - Management & Salaried Employees

(0N5) P.T. Natra Raya Jakarta, ID - Management & Salaried Employees

(0N9) Cat China Ltd. - Hong Kong, PR China - Management Employees

(0PR) Product Support Division - Management & Salaried Employees

(0PZ) CLS - New Holland Construction - Management & Non-Bargaining Hourly Employees

(0P2) Cat Financial Services N.V. - Management & Salaried Employees

(0P3) Cat Financial Services Corp. - Management & Salaried Employees

(0P6) Cat Services Limited - Japan - Management Employees

(0RB) Caterpillar Belgium S.A. - Management Employees

(0RH) CLS - Nashville, TN - Management & Non-Bargaining Hourly Employees

(0R9) Cat Materiels Routiers, S.A. - Management Employees

(0SD) Caterpillar France S.A. - Management Employees

(0S3) CLS Cat Logistics Services, Inc. - Management & Salaried Employees

(0T3) Solar Turbines Inc. - Management & Salaried Employees

(0T8) Solar Turbines International Company - Management Employees

(0UU) MAK Motoren Asia Pte Ltd. - Management Employees

(0UZ) CLS/LSC - Fountain Inn, SC - Management & Non-Bargaining Hourly Employees

(0U2) Caterpillar Peterlee - Management Employees

(0U6) Cat Group Services S.A. - Management Employees

(0XA) Cat Atlanta Distribution Center - Management & Salaried Employees

(0XH) CLS - Cherry Point Distribution Center - Management & Non-Bargaining Hourly Employees

(0XN) CLS - US Cellular - Management & Non-Bargaining Hourly Employees

(0XU) Seals Metalcasting Facility - Management & Salaried Employees

(0XW) Cat Financial Dealer Funding LLC - Management & Salaried Employees

(0YO) CLS - Latin America Regional LC - Management Employees

(0YZ) Cat Latin Americas Services SRL - Management Employees

(0Y9) Cat Services Ltd. - Management Employees

(0ZA) Cat Commercial Services SARL - Management Employees

(0ZZ) Cat Hydraulics - Sumter, SC - Management & Salaried Employees

(023) Cat Boksurg Manufacturing - Africa - Management Employees

(024) Cat Ltd. - Africa PTY Parts - Management Employees

(025) Cat SARL Gosselies Invento - Management Employees

(026) Cat of Australia PTY Ltd. - Management Employees

(034) Cat UK Ltd. - Leicester - Management Employees

(036) Caterpillar SARL - Geneva - Management Employees

(037) Cat SARL Grenoble Inventor - Management Employees

(082) Cat Brasil S.A. - Management Employees

Management & Salaried Employees at the following facilities:

001	Cat. Inc., Corporate Offices		050	Denver RDC
003	Chemical Products Manufacturing		052	Atlanta RDC
006	Mapleton Plant		053	Indianapolis RDC
008	Administration Building		054	Kansas City RDC
012	Aurora Plant		055	Los Angeles RDC
013	Decatur Plant		056	Miami RDC
014	Hydraulics & Hydraulics Systems - Joliet		057	St. Paul RDC
015	Milwaukee Plant		059	Spokane RDC
016	East Peoria Plant		060	Hayward RDC
018	York Plant		068	Corinth Manufacturing Plant
020	Davenport Plant		070	Dallas RDC
027	Bettendorf Plant		071	CII - Heisley Admin. - Mentor
029	Fuel Systems - Pontiac		076	CII - Dallas
038	Cat Aircraft Division		077	Burlington Plant
040	Mossville Plant		086	Singapore Branch
041	Cat Technical Center		088	Lafayette Plant
047	Morton District Center		089	Cat Mexico S.A. DE C.V.
048	Memphis RDC		090	Cat Americas Co.
049	York RDC		092	CLS - Champaign, IL.

SUPPLEMENT C
Modified Benefits

None as of January 1, 2003

SUPPLEMENT D
Transferred Employee Benefits

This Supplement shall apply with respect to Transferred Employees (defined below) in the event that the Sponsor or an Employer acquires the business of another employer.

     D-1.   Definitions

     1.   "Closing Date" means _____.

     2.   "Buyer" means _____ and members of its controlled group of corporations or controlled group of trades or businesses.

     3.   "Transferred Employee" means

     [ ]   A full-time employee of Buyer on the Closing Date.

     [ ]   Any employee of Buyer on the Closing Date.

     [ ]   A participant in Buyer's 401(k) plan on the Closing Date.

     [ ]   Other: _____

     D-2.   Plan Provisions. Except as specifically modified herein, Transferred Employees shall be subject to all of the terms and conditions of the Plan.

     1.   A Transferred Employee shall be eligible to participate in the Caterpillar 401(k) Plan as of the Closing Date, except as follows: _____

_____.

     2.   A Transferred Employee shall be fully vested at all times, except as follows:

_____

_____

     [ ]   Credit service with Buyer for vesting purposes.

     3.   A Transferred Employee shall be entitled to the following distribution options:

     [ ]   Lump sum.

     [ ]   Installment payments not to exceed _____ years, with payments made _____ (annual, quarterly, or monthly).

     [ ]   Single life or joint life annuities may be elected.

SUPPLEMENT E
Employee Stock Ownership Plan

E-1.   <u>Introduction</u>. Effective as of December 1, 2000, the Plan has been amended to convert a portion of the Plan to a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan ("ESOP") satisfying the requirements of sections 401(a), 409, and 4975(e) of the Code. The ESOP portion of the Plan is designed to be invested primarily in Company Shares, which are qualifying employer securities within the meaning of section 4975(e)(8) of the Code. For purposes of this Supplement E, the term "participant" means any Participant, any participant under a supplement to the Plan, a Beneficiary in pay status and an alternate payee under a qualified domestic relations order within the meaning of Section 414(p) of the Code, each of whom shall be considered to be a "named fiduciary" within the meaning of (and to the extent permitted under) Section 402(a)(2) of ERISA with respect to the treatment of dividends paid on Company Shares credited to participants' accounts.

E-2.   <u>ESOP Portion</u>. The ESOP portion of the Plan shall consist of all amounts credited to Participant Accounts, Employer Accounts, and Participant Accounts and other accounts established under the Plan that are invested in Company Shares, as well as all amounts credited to the Company Share Fund. The non-ESOP portion of the Plan shall consist of balance of amounts credited to participants' accounts. Amounts credited to accounts in the ESOP portion of the Plan shall be referred to herein as amounts credited to participants' "ESOP accounts" or "ESOP sub-accounts" and amounts credited to accounts in the non-ESOP portion of the Plan shall be referred to as amounts credited to participants' "non-ESOP accounts" or "nonESOP sub-accounts."

E-3.   <u>Dividend Election</u>. Notwithstanding anything to the contrary in paragraph 7.4(d) (or its successor provision), a participant (or his beneficiary) shall be offered an election to receive a payment or distribution of cash dividends that are paid on or after December 1, 2000, on Company Shares credited to his accounts, including cash dividends paid on Company Shares held in the Caterpillar Common Stock Fund. The Administrator may provide that this election may be offered:

(a)   before a dividend is paid, in which case the dividend may be paid by the Company directly to the participant (or beneficiary), or to the Plan and then distributed to the participant (or beneficiary) not later than ninety (90) days after the close of the Plan Year in which paid to the Plan, or

(b)   after the dividend has been paid, in which case the dividend paid to the Plan shall be distributed to the participant (or beneficiary) within ninety (90) days after the close of the Plan Year in which paid to the Plan.

A participant shall be deemed to elect to have the cash dividends automatically reinvested in Company Shares, unless the participant files a timely election with the Administrator to have all or a portion of the cash dividends paid to the participant. Dividends that are not paid or distributed to a participant (or beneficiary) pursuant to the election described above shall remain subject to the requirements of paragraph 7.4(d). The Administrator shall determine the scope, manner and timing of the elections, dividend payments or distributions, and reinvestment in Company Shares described in this Section E-3 and paragraph 7.4(d) in any manner that is consistent with section 404(k) and other applicable provisions of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974, as amended."

E-4.   <u>Distribution in the Form of Company Shares</u>. Notwithstanding anything to the contrary in Article IX, a participant may demand that his ESOP accounts shall be distributed in the form of Company Shares.

E-5.   <u>Put Option</u>. In accordance with §409(h)(4), (5) and (6) of the Code, if the Company Shares are or become not readily tradable on an established market, then any participant who otherwise is entitled to a total distribution from the Plan shall have the right (hereinafter referred to as the "Put Option") to require that his Company Shares be repurchased by the Company. The Put Option shall only be exercisable during the sixty-day (60-day) period immediately following the date of distribution, and if the Put Option is not exercised within such sixty-day (60-day) period, it can be exercised for an additional sixty (60) days in the following plan year.

(a)   The amount paid for the Company Shares pursuant to the exercise of a Put Option as part of a total distribution shall be paid in substantially equal periodic payments (not less frequently than annually) over a period beginning not later than thirty (30) days after the request for total distribution is made and not exceeding five (5) years. There shall be adequate security provided and reasonable interest paid on an unpaid balance due under this paragraph.

(b)   If the Company is required to repurchase Company Shares as part of an installment distribution, the amount to be paid for the Company Shares will be paid not later than thirty (30) days after the exercise of the Put Option.

E-6.   <u>Voting of Company Shares</u>. The Administrator shall furnish or cause to be furnished to each participant who has Company Shares credited to his Accounts notice of the date and purpose of each meeting of the stockholders of the Company at which shares of Company Shares are entitled to be voted. The Administrator shall request from each such participant instructions as to the voting at that meeting of Company Shares credited to his Accounts. If the participant furnishes such instructions within the time specified in the notification given to him, the Trustee shall vote such Company Shares in accordance with the participant's instructions. All Company Shares credited to accounts as to which the Trustee does not receive voting instructions as specified above shall be voted by the Trustee proportionately in the same manner as it votes Company Shares to which the Trustee has received voting instructions as specified above, unless the Trustee, in its sole discretion, determines that it would not be consistent with its fiduciary duties under ERISA to do so.

E-7.   <u>Full Vesting</u>. A participant shall be fully vested in and have a non-forfeitable right to any cash dividends that are subject to the dividend election provisions of Section E-3, without regard to whether the Participant is vested in the Company Shares with respect to which the dividend is paid.

E-8.   <u>Diversification</u>. Notwithstanding any other provision of the Plan, a participant who has attained his fifty-fifth birthday and who has at least ten years of participation may direct the Trustee to diversify his Account Balances to the extent necessary to satisfy the requirements of §401(a)(28) of the Code.

E-9.   <u>Hardship Withdrawal</u>. A participant who wishes a hardship withdrawal, if any, first must elect to have paid to him all cash dividends that are subject to the dividend election provisions of Section E-3, effective as of the first date allowed for new elections or changes in elections in accordance with the provisions of Section E-3.

Exhibit 4.2

AMENDMENT OF THE CATERPILLAR 401(K) PLAN

WHEREAS, Caterpillar Inc. (the "Company") maintains the Caterpillar 401(k) Plan (the "Plan"); and

WHEREAS, the amendment of the Plan is desirable;

NOW, THEREFORE, by virtue of the power granted to the Investment Plan Committee by Section 11.1 of the Plan, the Plan be and it hereby is amended as follows:

(1)   Section 2.1 of the Plan is amended, effective as of January 1, 2003, to clarify that commissions are excluded from Participants' compensation by the deletion of paragraph (c) in the definition of "Compensation" and the substitution of the following new paragraph (c) in lieu thereof:

"(c)   *Certain Exclusions.* The following items shall be excluded from a Participant's Compensation even if otherwise included under paragraph (a): amounts realized from the exercise of a non-qualified stock option or when restricted stock (or property) either becomes freely transferable or is no longer subject to a substantial risk of forfeiture, amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option plan, commissions, foreign service premiums, 6 Sigma pay, contributions or payments under any long-term incentive pay arrangement and benefits paid under this Plan or any other employee benefit plan or arrangement, including awards, prizes, noncompete payments, car allowances, relocation expenses, income attributable to the exercise of stock options and severance."

(2)   Section 5.1(d) of the Plan is amended, effective as of January 1, 2003, to clarify that Active Participants' salary deferrals automatically terminate upon separation from service with an Employer by the deletion of the second sentence of Section 5.1(d) and the substitution of the following new sentence in lieu thereof:

"If such Participant ceases to be an Employee, his 401(k) Contributions shall be terminated as of the last date of his employment as an Active Participant."

(3)   The Plan is amended, effective as of August 1, 2003, by the addition of Supplement A, attached to this Amendment and made a part hereof.

[Signatures on next page]

Exhibit 4.2

IN WITNESS WHEREOF, the Investment Plan Committee has caused this amendment to be executed by its members on this 8th day of October, 2003.

/s/ Glen A. Barton   /s/ J. W. Owens
Glen A. Barton   J. W. Owens

/s/ D. R. Oberhelman   /s/ R. P. Lavin
D. R. Oberhelman   R. P. Lavin

                                                As Investment Plan Committee
                                                Members As Aforesaid

Exhibit 4.2

SUPPLEMENT A
Provisions Relating to the Transfer of
Account Balances From Caterpillar Inc. Employees' Investment Plan

A-1.   General. On or about August 4, 2003, the account balances of participants in the Caterpillar Inc. Employees' Investment Plan, Part 1 ("EIP Part 1") who are management, salaried or non-bargaining hourly employees of adopting Employers shall be transferred to this Plan and will be held as a part of this Plan. The provisions of this Supplement A shall apply solely with respect to such participants and their accounts that are transferred to this Plan.

A-2.   Participation. Each management, salaried or non-bargaining hourly employee whose account balance in EIP Part 1 is transferred to this Plan shall become a participant in the Plan as of the date of transfer of his account balance into this Plan (each, a "Transferred Participant").

A-3.   Contributions. There shall be no Employee or Employer contributions to the Plan under this Supplement A.

A-4.   Transfer of Assets. The applicable assets of EIP Part 1 and corresponding liabilities shall be transferred to the trust that funds the Plan. The date upon which assets attributable to a Transferred Participant's account balance are transferred to this Plan shall be a "Transfer Date" with respect to that Participant. The transfer of assets and liabilities described in this paragraph A-4 shall be made in accordance with Code Sections 401(a)(12) and 414(1) and regulations thereunder.

A-5.   Transfer of Account Balances. All accounts maintained under EIP Part 1 on behalf of Transferred Participants immediately prior to the Transfer Date shall be adjusted as of that date in accordance with the provisions of EIP. The account balances as so adjusted shall be transferred to the Plan and credited on the Transfer Date to separate "Transfer Accounts" established on behalf of the Transferred Participants. The Plan shall separately account for each Transferred Participant's after-tax contributions and matching contributions related to a Transferred Participant's after-tax contributions. Each Transferred Participant's accounts shall be subject to the provisions of the Plan, including this Supplement A, and shall be treated at all times in a manner that complies with Section 411(d)(6) of the Code and regulations thereunder.

A-6.   Investment of Transferred Accounts. As of the Transfer Date, Caterpillar stock in EIP Part 1 will be transferred into the Company Shares Fund in the Plan, and the value of assets in the Government Short-Term Investment Fund of EIP Part 1 will be transferred into a money market fund in the Plan. After the Transfer Date, a Transferred Participant who has attained age 40 may direct the investment of his Transfer Account among the available investment funds in the Plan (other than investment in the self-directed brokerage account after November 1, 2003), in accordance with the provisions of Section 7.4 of the Plan. The Transfer Account of a Transferred Participant who has not attained age 40 as of the Transfer Date will remain invested in the Company Shares Fund and the money market fund or its equivalent until such Participant attains age 40.

Exhibit 4.2

A-7.   <u>Vesting</u>. A Transferred Participant shall be fully vested at all times in his Transfer Account.

A-8.   <u>Distributions and Withdrawals</u>. Benefits payable on or after the Transfer Date to or on account of any Transferred Participant who, prior to the Transfer Date, was receiving installment payments or making periodic withdrawals shall continue to be paid in the same manner under the Plan. A Transferred Participant may withdraw any part or all of his Transfer Account, at any time, in accordance with uniform rules and procedures established by the Plan Administrator, except that any portion of a Transfer Account invested in a self-directed brokerage account may be withdrawn only after the Transferred Participant has attained age 59-1/2 or in the event of a financial hardship in accordance with the provisions of Section 9.9. A Transferred Participant may borrow against his Transfer Account, in accordance with the provisions of Section 9.10. Upon Termination of Employment or death of a Transferred Participant, the balance of his Transfer Account shall be paid in the manner and at such time as determined in accordance with the provisions of Article IX of the Plan.

A-9.   <u>Use of Terms</u>. Capitalized terms not defined in this Supplement shall have the same meanings as those terms are defined in the Plan. Terms that are not capitalized shall have the same meanings as those terms are defined or used in EIP Part 1 as of the Transfer Date, unless the context clearly indicates otherwise.

Exhibit 23.1

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated January 23, 2003, except for Notes 1C and 21 as to which the date is March 26, 2003, relating to the financial statements of Caterpillar Inc., which appears in Caterpillar Inc.'s Annual Report on Form 10-K/A (Amendment #2) for the year ended December 31, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Peoria, Illinois
December 19, 2003